UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                World Gaming plc
-------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value (Pound) .002 each
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                        *
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Opunosa Investment Inc.
-------------------------------------------------------------------------------
                               P.O. Box 0834-01668
                                    Zona 9-A
                           Panama, Republic of Panama
                              Phone: 44 20 79002352
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 13, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The ordinary shares of the Issuer do not have a CUSIP number.

CUSIP No.
---------------- --------------------------------------------------------------------------------------------------
      1.         Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)            OPUNOSA INVESTMENT INC.
                                                                                                 IRS NO.: N/A
---------------- --------------------------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)   ...........................................................................................x

                 (b)   .........................................................................................[ ]

---------------- --------------------------------------------------------------------------------------------------

      3.         SEC Use Only......................................................................................

---------------- --------------------------------------------------------------------------------------------------

      4.         Source of Funds (See Instructions)..............................................................OO

---------------- --------------------------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)....................N/A

---------------- --------------------------------------------------------------------------------------------------

      6.         Citizenship or Place of Organization........................................................Panama
---------------- --------------------------------------------------------------------------------------------------

Number of        7. Sole Voting Power..............................................................................
Shares           --------------------------------------------------------------------------------------------------
Bene-ficially
Owned by Each    8. Shared Voting Power...................................................................5,540,166
Reporting        --------------------------------------------------------------------------------------------------
Person With
                 9. Sole Dispositive Power.........................................................................
                 --------------------------------------------------------------------------------------------------

                 10. Shared Dispositive Power.............................................................5,540,166
---------------- --------------------------------------------------------------------------------------------------

      11.        Aggregate Amount Beneficially Owned by Each Reporting Person.............................5,540,166
---------------- --------------------------------------------------------------------------------------------------

      12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).......... [ ]
---------------- --------------------------------------------------------------------------------------------------

      13.        Percent of Class Represented by Amount in Row (11)...........................................10.9%
---------------- --------------------------------------------------------------------------------------------------

      14.        Type of Reporting Person (See Instructions)
                 ................................................................................................CO
                 ..................................................................................................
                 ..................................................................................................
                 ..................................................................................................
                 ..................................................................................................

---------------- --------------------------------------------------------------------------------------------------



CUSIP No.
---------------- --------------------------------------------------------------------------------------------------
      1.         Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)            VLADHILL PROPERTIES INC.
                                                                                                    IRS NO.: N/A


      2. Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)   ...........................................................................................x

                 (b)   .........................................................................................[ ]

---------------- --------------------------------------------------------------------------------------------------

      3.         SEC Use Only......................................................................................

---------------- --------------------------------------------------------------------------------------------------

      4.         Source of Funds (See Instructions)..............................................................OO

---------------- --------------------------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)....................N/A

---------------- --------------------------------------------------------------------------------------------------

      6.         Citizenship or Place of Organization........................................................Panama
---------------- --------------------------------------------------------------------------------------------------

Number of        7. Sole Voting Power..............................................................................
Shares           --------------------------------------------------------------------------------------------------
Bene-ficially
Owned by Each    8. Shared Voting Power................................................................5,540,166(1)
Reporting        --------------------------------------------------------------------------------------------------
Person With
                 9. Sole Dispositive Power.........................................................................
                 --------------------------------------------------------------------------------------------------

                 10. Shared Dispositive Power..........................................................5,540,166(1)
---------------- --------------------------------------------------------------------------------------------------

      11.        Aggregate Amount Beneficially Owned by Each Reporting Person..........................5,540,166(1)
---------------- --------------------------------------------------------------------------------------------------

      12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).......... [ ]
---------------- --------------------------------------------------------------------------------------------------

      13.        Percent of Class Represented by Amount in Row (11)...........................................10.9%
---------------- --------------------------------------------------------------------------------------------------

      14.        Type of Reporting Person (See Instructions)
                 ................................................................................................CO
                 ..................................................................................................
                 ..................................................................................................
                 ..................................................................................................
                 ..................................................................................................

---------------- --------------------------------------------------------------------------------------------------

(1) Due to the fact that Vladihill Properties Inc. owns 100% of the shares of Opunosa Investment Inc., it is deemed to have beneficial ownership in the 5,540,166 shares of ordinary shares of the Issuer held by Opunosa Investment Inc.

Item 1.  Security and Issuer.

         This statement relates to the ordinary shares, par value (pound) .002 each (the "Shares") of World Gaming plc, a public limited company organized under the laws of England and Wales (the "Issuer"). The address of the Issuer's principal executive office is Minerva House, 5 Montague Close, London, SE1 9BB, United Kingdom.


Item 2.  Identity and Background.

         OPUNOSA INVESTMENT INC.

         (a) This statement is filed by Opunosa Investment Inc., a corporation organized under the laws of Panama ("Opunosa"). One hundred percent (100%) of the shares of Opunosa are held by Vladihill Properties Inc., a corporation organized under the laws of Panama.

         (b) The address of Opunosa is P.O. Box 0834-01668, Zona 9-A, Panama, Republic of Panama.

         (c) Opunosa is a corporation whose principal business is an investment company.

         (d) Within the last five (5) years, Opunosa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, Opunosa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Opunosa is organized under the laws of the Republic of Panama.

         VLADIHILL PROPERTIES INC.

         (a) This statement is filed by Vladihill Properties Inc., a corporation organized under the laws of Panama ("Vladihill" and together with Opunosa, collectively the "Reporting Persons") the owner of one hundred percent (100%) of the shares of Opunosa.

         (b) The address of Vladihill is P.O. Box 0834-01668, Zona 9-A, Panama, Republic of Panama.

         (c) Vladihill is a corporation whose principal business is an investment company.

         (d) Within the last five (5) years, Vladihill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, Vladihill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Vladihill is organized under the laws of the Republic of Panama.

         JOSE E. SILVA

         (a) Mr. Jose E. Silva is a director of Opunosa and Vladihill.

         (b) Mr. Silva's business address is P.O. Box 0832-00232, Panama, Republic of Panama.

         (c) Mr. Silva is a office clerk for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

         (d) Within the last five (5) years, Mr. Silva has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, Mr. Silva has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Silva is a citizen of the Republic of Panama.

         DIANETH M. DE OSPINO

         (a) Ms. de Ospino is a director of Opunosa and Vladihill.

         (b) Ms. de Ospino's business address is P.O. Box 0832-00232, Panama, Republic of Panama.

         (c) Ms. de Ospino is a secretary for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

         (d) Within the last five (5) years, Ms. de Ospino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, Ms. de Ospino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. de Ospino is a citizen of the Republic of Panama.

         MARTA DE SAAVEDRA

         (a) Ms. de Saavedra is a director of Opunosa and Vladihill.

         (b) Ms. de Saavedra's business address is P.O. Box 0832-00232, Panama, Republic of Panama.

         (c) Ms. de Saavedra is a secretary for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

         (d) Within the last five (5) years, Ms. de Saavedra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, Ms. de Saavedra has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. de Saavedra is a citizen of the Republic of Panama.


Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Master Purchase Agreement, between Opunosa, Real Entertainment Ltd, the Issuer and Interactive Systems Inc., dated October 21, 2005 (the "Master Purchase Agreement"), Opunosa sold all of the issued share capital of DNI Holdings Ltd to the Issuer and Interactive Systems Inc. (collectively, the "Purchaser"). In consideration thereof, Opunosa received 5,540,166 shares of ordinary shares of the Issuer on December 13, 2005. Pursuant to the terms of the Master Purchase Agreement, Opunosa shall also receive additional shares of ordinary shares of the Issuer on or before January 7, 2006. After a determination has been made as to the Second Half PBT (as such term is defined in the Master Purchase Agreement), Opunosa may be entitled to receive additional shares of ordinary shares of the Issuer. Pursuant to the terms of the Master Purchase Agreement and with approval of the Purchaser's Board of Directors, Opunosa and Real Entertainment Ltd (collectively, the "Sellers") shall have the right to appoint a director to the Board of Directors of the Purchaser. The Sellers shall also be entitled to remove such director and appoint a successor director so long as the Sellers retain not less than 20% of the issued ordinary shares of the Issuer. Until the expiry of two (2) years from the Effective Date (as such term is defined in the Master Purchase Agreement), the Sellers shall accept the voting directions imposed by the Purchaser's nominated broker in relation to any Issuer shareholder resolutions concerning the composition of the Purchaser's Board of Directors. A copy of the Master Purchase Agreement is attached herewith as an exhibit.


Item 4.  Purpose of the Transaction.

         Pursuant to the terms of the Master Purchase Agreement, the purpose of the transaction was for the Purchaser to (i) purchase from Opunosa all of the issued share capital of DNI Holdings Ltd and (ii) purchase from Real Entertainment Ltd certain assets and liabilities.

         Subject to ongoing evaluation, neither the Reporting Persons, Mr. Silva, Ms. de Ospino nor Ms. de Saavedra have any current plans or proposals which relate to or would result in any of the following, other than as discussed above:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except as set forth in the Master Purchase Agreement, Opunosa shall acquire additional ordinary shares of the Issuer on or before January 7, 2006 and may be entitled to receive additional shares of ordinary shares of the Issuer after a determination has been made as to the Second Half PBT (as such term is defined in the Master Purchase Agreement);

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as set forth in the Master Purchase Agreement and with approval of the Board of Directors of the Purchaser, the Sellers shall have the right to appoint a director to the Board of Directors of the Purchasers as well as remove and appoint a successor director so long as the Sellers retain not less than 20% of the issued ordinary shares of the Issuer;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a) The following table sets forth the aggregate number and percentage of Shares beneficially owned by the Reporting Persons herein:

                                      Shares
Reporting Person                 Beneficially Owned           Percentage
----------------                 ------------------           ----------
Opunosa Investment Inc.               5,540,166                  10.9%
Vladihill Properties Inc.             5,540,166                  10.9%


                  (b) For each Reporting Person under paragraph (a), the following table sets forth the number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

                                           Sole                       Sole                   Shared Power of
Reporting Person                      Power to Vote           Power of Disposition        Voting or Disposition
----------------                      -------------           --------------------        ---------------------
Opunosa Investment Inc.                     0                          0                        5,540,166
Vladihill Properties Inc.                   0                          0                        5,540,166

                  (c) None.

                  (d) Not applicable.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above in Item 3, neither the Reporting Persons, Mr. Silva, Ms. de Ospino nor Ms. de Saavedra have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Materials to be Filed as Exhibits.

         Exhibit A         Master Purchase Agreement
         Exhibit B         Joint Filing Agreement


SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 22, 2005                   OPUNOSA INVESTMENT INC.

                                           /s/ Jose E. Silva
                                           --------------------------
                                           Name:  Jose E. Silva
                                           Title: President



                                           /s/ Dianeth de Ospino
                                           --------------------------
                                           Name:  Dianeth de Ospino
                                           Title: Secretary

                                             VLADIHILL PROPERTIES INC.

                                             /s/ Jose E. Silva
                                             --------------------------
                                             Name:  Jose E. Silva
                                             Title: President



                                             /s/ Dianeth de Ospino
                                             --------------------------
                                             Name:  Dianeth de Ospino
                                             Title: Secretary

                                                                     EXHIBIT A

                            MASTER PURCHASE AGREEMENT

                                                                  EXECUTION COPY


                              DATED OCTOBER 21 2005








                              (1) World Gaming Plc

                          (2) Interactive Systems Inc.

                           (3) Real Entertainment Ltd

                           (4) Opunosa Investment Inc





-------------------------------------------------------------------------------

                                 MASTER PURCHASE
                                    AGREEMENT

-------------------------------------------------------------------------------













                                 REED SMITH LLP
                                  Minerva House
                                5 Montague Close
                                 London SE1 9BB
                            Tel: +44 (0) 20 7403 2900
                            Fax: +44 (0) 20 7403 4221

                            REF: JVR/LDM/728299.00001

                                TABLE OF CONTENTS




R E C I T A L S.....................................................................................4

1.    DEFINITIONS...................................................................................4

2.    CONDITIONS PRECEDENT; SALE AND PURCHASE OF THE BUSINESS......................................12

3.    CONSIDERATION; INTEREST......................................................................14

4.    SECOND HALF PBT; NET ASSET ADJUSTMENT; INTEREST..............................................18

5.    WARRANTIES...................................................................................22

6.    FURTHER AGREEMENTS...........................................................................24

7.    CLOSING......................................................................................27

8.    MISCELLANEOUS................................................................................28

9.    ANNOUNCEMENTS................................................................................31

SCHEDULE 1A........................................................................................33

SCHEDULE OF ASSETS.................................................................................33

SCHEDULE 2.........................................................................................44

CLOSING DELIVERIES.................................................................................44

SCHEDULE 3A........................................................................................46

WARRANTIES.........................................................................................46

SCHEDULE 3B........................................................................................55

SELLER TAX WARRANTIES..............................................................................55

SCHEDULE 3C........................................................................................56

PURCHASER'S WARRANTIES.............................................................................56

SCHEDULE 4.........................................................................................58

SELLERS' PROTECTION................................................................................58

SCHEDULE 5.........................................................................................63

RESTRICTIONS FOLLOWING ADMISSION...................................................................63

SCHEDULE 6.........................................................................................65

ESCROW ACCOUNT ARRANGEMENTS........................................................................65



CASH COMPONENT.....................................................................................65

SCHEDULE 7.........................................................................................67

DISTRIBUTION OF CONSIDERATION......................................................................67

SCHEDULE 8.........................................................................................68

FORM OF SHARE ESCROW AGREEMENT.....................................................................68

EXHIBIT "A"........................................................................................72

CLOSING BALANCE SHEET PRO FORMA....................................................................72

     THIS MASTER PURCHASE AGREEMENT (this "Agreement") is made as of the 21st day of October, 2005 by and among World Gaming plc, a corporation organised under the laws of England and Wales ("World Gaming"), Interactive Systems Inc., a corporation organised under the laws of Antigua & Barbuda ("ISI", and, together with World Gaming, the "Purchaser") and Real Entertainment Ltd, a corporation organised under the laws of Antigua & Barbuda, ("RE") and Opunosa Investment Inc. a corporation organised under the laws of Panama (the "DNI Sellers", and together with RE the "Sellers").

                                 R E C I T A L S

     WHEREAS, RE owns certain Internet gaming- and/or wagering-related assets located or operating in Antigua as specified herein;

     WHEREAS, RE desires to sell and assign to the Purchaser and the Purchaser desires to purchase and assume from the Sellers, certain assets owned by RE and certain liabilities of RE, all as more fully described herein on the terms more fully described herein;

     WHEREAS, DNI (as defined below) is a private company limited by shares having an authorised capital of $5,000 divided into 5,000 ordinary shares of $1.00 each, 1,000 of which have been issued fully paid or credited as fully paid;

     WHEREAS, the DNI Sellers own all the issued share capital of DNI; and

     WHEREAS, the DNI Sellers wish to sell and the Purchaser wishes to purchase all the issued share capital of DNI on the terms and subject to the conditions set out in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.       DEFINITIONS.

1.1      Definitions.

          In  this  Agreement,   unless  the  context  requires  otherwise,  the
          following words will have the following meanings:

          "2005 PBT" shall mean the aggregate Profit Before Tax of RE and DNI, for the calendar year ending December 31, 2005 calculated as follows:

          (a) The First Half PBT, plus

          (b) The Second Half PBT.

          "Accounts" means the audited accounts for the 6-month period ended on the Accounts Date of RE and DNI, to be prepared by the Sellers' Accountants.

          "Accounts Date" means 30 June 2005.

          "Acquisition" means the acquisition of the Assets and the Shares by the Purchaser pursuant to this Agreement and all related transactions.

          "Act" means the Companies Act 1985 (UK) as amended from time to time.

          "Additional Consideration" means the Second Payment and the Third Payment.

          "Admission" shall mean the admission of the Consideration Securities to trading on AIM becoming effective in accordance with the AIM Rules.

          "Agreed Terms" means, in relation to a document, such document in the terms agreed between the parties and signed for identification by the Purchaser's Solicitors and the Sellers' Solicitors with such alterations as may be agreed in writing between the parties from time to time for any reason.

          "Agreement" shall mean this Master Purchase Agreement, together with any Schedules and the Exhibits attached hereto, as the same shall be amended from time to time in accordance with the terms hereof.

          "AIM" shall mean the AIM market operated by the London Stock Exchange.

          "AIM Rules" means the rules of AIM as issued by the London Stock Exchange as such rules may be amended from time to time.

          "Articles of Association" shall mean the articles of association of a company, as the context requires.

          "Assets" means the assets and agreements set out in Schedule 1A Part I and no other assets or agreements.

          "Assumed Liabilities" means the- liabilities of RE to be transferred to the Purchaser as set out in Schedule 1A.

          "Business Day" means a day on which banks and AIM are open for business in London (excluding Saturdays, Sundays and public holidays).

          "Cash" means readily available funds denominated in Dollars.

          "Charge Back" means the reversal of a Customer deposit.

          "Closing"  and  "Closing  Date" shall have the  meanings  set forth in
          Section 7.1.

          "Closing Balance Sheet" means the balance sheets of RE and DNI as at the Effective Date containing: (a) the Assets set out in Schedule 1A; and (b) the Assumed Liabilities.

          "Closing Receivables" means any accrued revenues and receivables due to RE and DNI plus any prepayments having been made by RE and DNI together with all security deposits held by third parties for all periods up to and including the Effective Date.

          "Conditions" means the conditions precedent specified in Section 2.1 of this Agreement and "Condition" means any one of them.

          "Confidential Information" shall mean the terms and details of this Agreement and all related agreements, and all written or oral information, or information recorded in any other medium including, but not limited to, Customer Data, financial information, business plans and processes, trade secrets, proprietary technical information, know-how, inventions, techniques, software; documentation, personnel records, employee lists, stockholders, sales data and contractual arrangements between RE or DNI and a third party and used by RE and/or DNI in connection with its online casino, online poker, online sportbetting or online horseracing offerings.

          "Confidentiality Agreements" shall mean the Mutual Confidentiality Agreement between RE and the Purchaser, dated August 2, 2004, and the Nondisclosure Agreement between RE and the Purchaser, dated October 25, 2005.

          "Connected Person" has the meaning given under Section 839 of the Income and Corporations Tax Act 1988.

          "Consideration" means the consideration as calculated in accordance with Section 3

          "Consideration Securities" shall mean the WG Shares credited as fully paid as are allotted to the Sellers herein in accordance with Section 3, such WG Shares to be admitted to trading on AIM as soon as possible following Closing and to rank for all dividends and other distributions declared made or paid on ordinary shares of the Purchaser as from the Closing Date and otherwise pari passu with such ordinary shares in issue at the Closing Date, and to be allotted and issued free from any Encumbrance, and such WG Shares to be subject to the restrictions set forth in Schedule 5 which shall be the only restriction on voting rights of those WG Shares.

          "Content" shall mean all material, information, manuals, teaching materials, creative works, documents, matter, text, source code, object code, executable code, or other program or code format whatsoever, whether not known or hereinafter developed, data, graphics, computer-generated displays and interfaces, images, photographs and works of whatsoever nature, including, without limitation, all compilations of the foregoing and all results and/or derivations of the expression of the foregoing.

          "Controlling Interest" means an interest (within the meaning of Section 24 of and Schedule 13 Part I to the Companies Act 1985) in shares in the capital of World Gaming conferring in the aggregate 50 per cent or more of the total voting rights conferred by all the shares in World Gaming.

          "Customer" means: (a) any person who has an account with RE, and has registered such an account with RE by completing the "join now" form on the relevant website and clicking the "submit button" thereby accepting RE's Terms of Use and recording their sign up information on

6
          the databases maintained by World Gaming in Antigua; or (b) those persons whose email addresses are held by Sparklist on behalf of RE. Customer with respect to RE shall not include a requirement that such person or entity in any way use products or services.

          "Customer Data" shall mean any data or information collected by, or in the possession of, RE or DNI or a Connected Person of RE, reasonably able to be identified as belonging to a specific Customer, including, without limitation, Customer lists, Customer addresses (postal or e-mail), telephone numbers, products and services ordered, billing information, credit history or creditworthiness, employment, income or other financial information, records of transactions and any other information about or obtained from individual Customers collected by either party as the context may require.

          "DNI" means DNI Holdings Ltd., a limited liability company organized in Antigua.

          "Dollars" or "$" means the currency of the United States of America.

          "Domain Names" shall mean the URLs listed in Schedule 1A.

          "Draft Statement" means the management accounts prepared in the normal course and in the normal format together with a profit and loss account prepared in accordance with Section 4.3 and setting out a calculation of Profit Before Tax for the period 1 July 2005 to 31 December 2005 inclusive.

          "Effective Date" means 11.59pm (US Pacific standard time) September 30, 2005.

          "Encumbrance" means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights of a like nature, right of pre-emption, right of first refusal or security of any kind, and shall not mean, with respect to any Consideration Securities subject to any warranties, holdbacks or other contingencies, such warranties, holdback or contingencies, and shall not mean any voting, trading or other restrictions on such Consideration Securities.

          "Escrow Account" shall mean: (a) the account set up in the joint names of the Purchasers' Solicitors and the Sellers' Solicitors for the purposes of the Cash component of the Additional Consideration; and
          (b) the account set up by the Purchasers' broker for the purposes of the Securities Consideration component, of the Additional Consideration as further described in Section 3 and Schedules 6 and 8 respectively of this Agreement.

          "Exceptional Costs" shall mean material items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the accounts are to give a true and fair view. In addition to the circumstances outlined in Paragraph 87 of International Accounting Standard 1, specific examples of Exceptional Costs include:

          o bad debt write offs and provisions relating to bad debt excluding Charge-Backs (so that they will not be charged in any way against Profit Before Tax in calculating the First Half PBT or Second Half PBT);

          o    impairment provisions charged in relation to the Assets;

          o expenses incurred in relation to the Acquisition (including the third party costs for the audit of the Accounts); and

          o costs and charges relating to any reorganisation outside the ordinary course of business; o costs of professional advisers outside the ordinary course of business

          o amortisation and depreciation (in excess of scheduled amounts arising from the Net Assets acquired);

          o cost of renewal of the Antigua gaming licence in excess of a pro-rated apportionment for the relevant period; and

          o the circumstances outlined in Paragraph 87 of International Accounting Standard 1.

          "First Half PBT" means the PBT to be disclosed in the Accounts.

          "Excluded Liabilities" means any liabilities of RE other than the Assumed Liabilities.

          "Get up" means the current visual representation or `look and feel' of Content located on the websites which are displayed under the URL's listed in paragraph 4 of Schedule 1A as at the Effective Date

          "Group" means RE and DNI and "Group Company" means RE or DNI

          "Intellectual Property" and "Intellectual Property Rights" shall mean trade marks, service marks, trade names, logos, copyrights, database rights and Get up which may subsist in any part of the world including, where such rights are obtained or enhanced by registration, and registration of such rights and applications and rights to apply for such registrations.

          "London Stock Exchange" shall mean London Stock Exchange plc.

          "Memorandum" shall mean the memorandum of association (or equivalent by-laws as the case may be) of a company, as the context requires.

          "Net Asset Payment" shall mean the net amount owing by the Purchasers or the Sellers represented by the Net Asset Position.

          "Net Asset Position" shall mean the net assets or liabilities indicated by the Closing Balance Sheet as referred to in, and in accordance with the provisions of, Section 4.4.

          "Nominated Advisors" shall mean Daniel Stewart & Company or such person as is appointed from time to time by the Purchaser's Board to be the nominated advisers to the Purchaser.

          "Placees" means the persons (other than the Sellers) procured by the Nominated Advisors to purchase the Placing Shares pursuant to the terms of the Placing Agreement.

          "Placing Agreement" means the agreement between the Purchaser and the Nominated Advisors relating to the placing of all the Placing Shares entered into prior to Closing.

          "Placing Price" shall mean the price of the Placing Shares when issued to the Placees.

          "Placing Shares" shall mean the WG Shares to be issued to the Placees pursuant to the Placing Agreement.

          "Pounds" or "(pound)" means the currency of the United Kingdom.

          "Profit Before Tax" or "PBT" shall mean the aggregate profit before tax of RE and DNI, (which following Closing will be derived by the Purchaser utilising the Assets and from DNI) as reported in accordance with paragraph 81 of International Accounting Standard 1 prepared in a manner consistent with the profit before tax reported in the Accounts but to which Exceptional Costs shall be added back (both in relation to the First Half PBT and Second Half PBT).

          "Purchaser Group" means the Purchaser and its subsidiaries and related companies from time to time.

          "Purchaser's Board" means the Purchaser's Board of Directors.

          "Purchaser's Disclosure Letter" means the letter of even date with this Agreement, which shall form part of this Agreement, from the Purchaser to the Sellers disclosing information constituting exceptions to the Purchaser Warranties.

          "Purchaser's Solicitors" means Reed Smith LLP, Minerva House, 5 Montague Close, London SE1 9BB, United Kingdom.

          "Purchaser's Warranties" means the warranties of the Purchaser set out in Section 5.3 and in Schedule 3C and "Purchaser's Warranty" means any one of them.

          "Reporting Accountants" means Kingston Smith Chartered Accountants, Devonshire House, 60 Goswell Road, London, EC1M 7AD or as appointed from time to time by the Purchaser to be Purchaser's accountants for the purpose of this Agreement.

          "Second Half Accounts" means the Draft Statement as amended and confirmed under section 4.3(d), (e) or (f).

          "Second Half PBT" comprises the PBT for the third and fourth quarters of 2005, ended September 30 and December 31, respectively.

          "Sellers' Accountants" means BDO Stoy Hayward, 8 Baker Street, London W1, United Kingdom, or such chartered accountants as are appointed from time to time by the Sellers to be the Sellers' Accountants for the purpose of this Agreement.

          "Sellers' Disclosure Letter" means the letter of even date with this Agreement, which shall form part of this Agreement, from the Sellers to the Purchaser disclosing:

               (i)  information   constituting   exceptions   to  the   Sellers'
                    Warranties; and

               (ii) details of other matters referred to in this Agreement.

          "Sellers' Solicitors" means Joelson Wilson & Co., 70 New Cavendish Street, London W1G 8AT, United Kingdom.

          "Sellers' Warranties" means the warranties of the Sellers set out in Schedules 3A and 3B and "Sellers' Warranty" means any one of them.

          "Shares" means all of the shares of DNI.

          "Stock Transfer Forms" means the stock transfer forms transferring the Shares from the DNI Sellers to the Purchaser.

          "Taxation" or "Tax" means all forms of taxation levied by the jurisdiction in which DNI is incorporated, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of DNI and all penalties, charges, costs and interest relating thereto.

          "Tax  Authority"  means  any  federal,  governmental,   regulatory  or
          statutory  body  and  any  local,   district  or  municipal  authority
          competent to impose and/or collect Tax.

          "URL" means in the context of a global computer network a uniform resource locator or universal resource locator.

          "WG Shares" shall mean the ordinary shares of British Pound 0.002 each, credited as fully paid, in the share capital of World Gaming.

     1.2 Other Defined Terms.

     The following terms shall have the meanings ascribed to them in the section set forth below:

                  Term                                             Section
                  ----                                             -------
                  "Closing Balance Sheet"                          4.4
                  "Closing Interest"                               3.7(c)
                  "DNI Sellers"                                    Introduction
                  "Debt Condition"                                 2.1(b)
                  "First Payment"                                  3.3(a)
                  "Maximum Consideration"                          3.1
                  "Net Asset Adjustment"                           3.1
                  "Ownership Limit"                                3.9
                  "Placing Condition"                              2.1(a)
                  "Second Payment"                                 3.4
                  "Sellers' Director"                              6.5
                  "Third Payment"                                  3.5


     1.3 Subordinate Legislation.

     References to a statutory provision include any subordinate legislation made from time to time under that provision which is in force at the date of this Agreement.

     1.4 Modifications etc. of Statutes.

     References to a statute or provision include that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement prior to Closing and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced, save to the extent that such modification, re-enactment or consolidation shall increase or extend the liability of the Sellers or the Purchaser hereunder.

     1.5 Application of the Act.

     The words "holding company" and "subsidiary" shall have the same meanings in this Agreement as their respective definitions in the Act.

     1.6 Interpretation Act 1978.

     The Interpretation Act 1978 shall apply to this Agreement in the same way it applies to an enactment.

2.   CONDITIONS PRECEDENT; SALE AND PURCHASE OF THE BUSINESS.

     2.1 Conditions to Closing.

     The obligations of the parties under this Agreement shall be conditional upon satisfaction of the following conditions (the "Closing Conditions"):

          (a) the Placing Agreement becoming unconditional in all respects save in respect of any condition therein as to this Agreement becoming unconditional (the "Placing Condition");

          (b) the Purchaser raising required funds through the successful placement of debt (the "Debt Condition"); and

          (c) approval of the Acquisition by the Purchaser's shareholders (the "Acquisition Condition").-

          The Purchaser shall use all commercially reasonable efforts to ensure that the Closing Conditions are satisfied as soon as practicable and in any event not later than December 14, 2005.

          The Purchaser undertakes to and agrees with the Sellers that the directors of World Gaming will post a circular to shareholders within a reasonable time after public announcement of the execution of this Agreement stating that the directors have considered all aspects of the Acquisition and are of the opinion, having been so advised by the Nominated Advisers, that the terms of the Acquisition are fair and reasonable and that it is in the best interests of the shareholders of World Gaming to undertake the Acquisition, and unanimously recommending that its shareholders vote in favour of the Acquisition.

          The Purchaser will procure that Admission of the Consideration Securities takes effect as soon as possible following Closing.

          If the Placing Condition, the Debt Condition and the Acquisition Condition are not all fulfilled (or waived by the Sellers in writing) on or before December 14, 2005 (or such later date as the Sellers may agree), the Sellers shall have the right to terminate this Agreement ab initio and all rights and liabilities of the parties hereunder shall then cease and no party shall have any claim against any other party save in respect of any antecedent breach of this Agreement and save that the Purchaser will, as it hereby acknowledges and confirms, be liable immediately to pay on demand up to a maximum of (pound)500,000 all the Seller's direct professional fees incurred in connection with this Agreement including (for the avoidance of doubt) all work preparatory hereto in connection with the subject matter of this Agreement. In the event of any such termination under this section, all revenues earned by RE pending Closing of the Acquisition shall revert to RE absolutely.

          2.2 Agreements to Sell and Purchase

          (a) In reliance on the Purchaser's Warranties and undertakings contained in this Agreement RE agrees to sell to the Purchaser or a member of the Purchaser's Group designated by the Purchaser and the Purchaser or its designated member, in reliance on the Sellers' Warranties and undertakings contained in this Agreement, agrees to purchase and acquire from RE at Closing, the Assets, free from all Encumbrances and Excluded Liabilities and together with all rights and advantages attaching thereto. For the avoidance of doubt, following the Closing, ISI or a designated member of the Purchaser Group shall be the owner of the Assets.

          (b) In reliance on the Purchaser's Warranties and undertakings contained in this Agreement, the DNI Sellers agree to sell the Shares on Closing with full title guarantee and World Gaming agrees to purchase the Shares free from any Encumbrance and with all rights attached or accruing to them at or after the date of this Agreement.

          (c) Neither the Purchaser nor the Sellers shall be obliged to complete the sale and purchase of any of the Shares or Assets unless the sale and purchase of all the Shares and Assets is completed simultaneously in accordance with this Agreement.

          2.3 Continuation of business.

          (a) Between the Effective Date and the Closing Date the Sellers shall continue to operate RE and DNI to the extent possible in the same manner as prior to the Effective Date and in good faith. To enable the Sellers to do so, the Purchaser shall advance (or shall have advanced) to the Sellers on the Effective Date (in respect of the month of October 2005 revenues) and on 20 October 2005 (in respect of the month of November 2005 revenues) and on 20 November 2005 (in respect of the month of December 2005 revenues) $300,000 (on each of such dates) for the working capital required for the purpose of such business together with such other working capital as is reasonably required and agreed by the Parties, with the Parties using their best endeavours to cooperate to reach such agreement ("Working Capital Advance"). All cash received in respect of the Assets at the Effective Date as agreed in the Closing Balance Sheet and cash received in respect of the revenues earned after the Effective Date by RE and DNI from the business shall subject to Closing taking place, be held by the Sellers for the benefit of the Purchaser Group. The Sellers may deduct from this cash the Working Capital Advance for the months of October 2005, November 2005 and December 2005 and all liabilities and expenses that have been paid after the Effective Date either in respect of the Assumed Liabilities or any liabilities incurred between the Effective Date and the Closing Date which would be classified as Assumed Liabilities had they been incurred before the Effective Date.

          (b) The Purchaser hereby undertakes to the Sellers that it will not withhold any amounts that it is due to pay to Sellers in the ordinary course of business in relation to the period between the Effective Date and the Closing Date.

          2.4  Transfer of Assets; Passage of Title.

          Upon Closing, title to all of the Assets shall pass to the Purchaser or a designated member of the Purchaser Group. With effect from the Effective Date, responsibility for the Assumed Liabilities shall transfer to the Purchaser, which shall indemnify the Sellers in full in relation thereto.

          2.5 Closing Date.

          The Closing shall take place on the first business day after all of the Closing Conditions shall have been met or such other date as may be mutually agreed upon by the parties.

3.       CONSIDERATION; INTEREST.

          3.1 Consideration.

          The Consideration shall be paid seventy-five percent (75%) in Cash and twenty-five percent (25%) in WG Shares (the "Consideration Securities"), regardless of whether the Consideration is less than or equal to the Maximum Consideration, as defined below, and shall be calculated as follows (the "Consideration"):

               (a) If the 2005 PBT is not less than $15,000,000.00, then the Consideration shall be $96,000,000.00 (the "Maximum Consideration"),plus any Closing Interest as specified in
                    Section 3.7 (c);

               (b) If the 2005 PBT is less than $15,000,000.00, then the Consideration shall be the greater of:

                    (i)  six times the 2005 PBT; and
                    (ii)
                         A.  $54,000,000;  plus
                         B. six times the PBT for the period 1 Oct to 31 December 2005 (which shall in no circumstances for the purposes of this Agreement and calculation of the Consideration be less than $18,000,000); plus
                         C. six times the excess of the First Half PBT plus the PBT for the period 1 July to 30 September 2005 above the sum of $9,000,000 (the `Overage'),

                    plus any Closing Interest as aforesaid.

               For the avoidance of doubt, the Consideration shall equal the sum of the First Payment, the Second Payment, the Third Payment and any Closing Interest.

          3.2  Manner of Payment.

               (a) The First Payment shall be paid in the amounts and manner set forth in Section 3.3. The Second Payment shall be paid in the amounts and manner set forth in Section 3.4. The Third Payment shall be paid in the amounts and manner set forth in Section 3.5.

               (b) The Purchaser shall procure that the allotment and issue of the Consideration Securities pursuant to this Section 3 shall in all respects comply with all relevant statutory provisions, the Memorandum and Articles of Association of the Purchaser and the AIM Rules and as soon as possible following Closing the Consideration Securities shall be admitted to trading on AIM. Such Consideration Securities shall be subject to the restrictions set forth in Schedule 5.

               (c) The Purchaser undertakes that the Additional Consideration shall be not less than $18,000,000.00 plus six times the Overage in Cash and Consideration Securities (the "Minimum Payment").

               (d) Escrow Payment: A preliminary estimate of the sums due to the Sellers in respect of the Additional Consideration shall be paid by the Purchaser into the Escrow Account on the seventh day of each of November 2005, December 2005 and
                    January 2006 in respect of the months of October 2005, November 2005 and December 2005 respectively for an aggregate preliminary payment of $28,800,000 in Cash and Consideration Securities. The Parties acknowledge that the preliminary estimate for each of those three months shall be $3,600,000 in Cash and $6,000,000 in Consideration Securities (which cannot be changed without the prior written agreement of all parties).

     3.3  First Payment.


          (a)  The  first  payment  shall  equal   $54,000,000.00   (the  "First
               Payment") and shall be paid in Cash upon Closing.

     3.4  Second Payment.

          (a) The second payment (the "Second Payment") shall equal the Consideration less the amount of the First Payment less an amount equal to ten percent (10%) of the Consideration.

          (b) The portion of the Second Payment payable in Cash shall be determined by multiplying the sum of the First Payment and the Second Payment by seventy-five percent (75%) and subtracting the amount of the First Payment. The portion of the Second Payment payable in Consideration Securities shall be determined by multiplying the sum of the First Payment and the Second Payment by twenty-five percent (25%).

          (c) The balance of the Second Payment (after payment of the monthly sums in Cash and Consideration Securities specified in Section 3.2(d)) shall be paid into the Escrow Account in accordance with
               Section 4.3, and shall be released from the Escrow Account to the

              Sellers in accordance with Section 4.3 together with interest thereon in accordance with Section 4.3.

     3.5  Third Payment.

          (a) The Cash portion of the Third Payment shall be paid into the Escrow Account by the Purchaser within Two Business Days after determination of the Second Half PBT in accordance with Section 4.3, and interest thereon shall accrue to the Sellers, save as specifically set out in Schedule 4.


          (b) The Consideration Securities portion of the Third Payment shall be paid into the Escrow Account by the Purchaser within Two Business Days after determination of the Second Half PBT in accordance with Section 4.3.


          (c)  The  third   payment   shall  equal  ten  percent  (10%)  of  the
               Consideration (the "Third Payment").

          (d)  The Third  Payment  less any  Claims as that term is  defined  in
               Schedule 4 shall be released from the Escrow Account on October 7, 2006,

     3.6 Example of Payment of Consideration. For the avoidance of doubt, the following is a sample calculation of the Consideration and payment schedule for the First Payment, Second Payment and Third Payment.


          Description                                                     Due                   $m

          ---------------------------------------------------- --------------------------- --------------
                                                                                            Example

          First Payment
          Cash Only                                                    on Closing                   54.0



          Second Payment =  Consideration less
               First Payment less holdback for
               Third Payment

          Cash                                                      January 7, 2006                 10.8
          Shares                                                    January 7, 2006                 21.6



          Third Payment = 10% Holdback of Consideration
          Cash                                                      October 7, 2006                  7.2
          Shares                                                    October 7, 2006                  2.4
                                                                                             --------------
                                                                                             --------------
                                                                                                    96.0
                                                                                             ==============

     3.7  Interest Payments.

          (a) Where a Cash sum other than the First Payment is required to be paid by the Purchaser under this Section 3 on a specified date, but is not received by the Sellers in whole or in part on or before such date, the Purchaser shall pay to the Sellers in full an amount equal to interest on that sum which is unpaid for the period beginning with the date in question and ending with the date the unpaid sum is paid without any withholding deduction or set- off in respect of any taxation liability.

          (b) The rate of interest due under paragraph (a) above shall be 4% per annum above the base lending rate for the time being of Barclays Bank plc. Interest shall accrue on a daily rate and be compounded monthly.

          (c) For the period beginning on the Effective Date and ending on the day before the Closing Date, the Purchaser shall pay to the Seller, interest (the "Closing Interest") on the amount of the First Payment, to be calculated prior to closing and paid in full along with the First Payment upon Closing without any withholding deduction or set-off in respect of any taxation liability.

          (d) The rate of interest for the Closing Interest shall be: (a) for the month of October 2005, the greater of 10% per annum or 2% above the then current borrowing costs of World Gaming; (b) for the month of November 2005, the greater of 11% per annum or 3% above the then current borrowing costs of World Gaming; and (c) for the month of December 2005, the greater of 15% per annum or 7% above the then current borrowing costs of World Gaming

     3.8 Distribution of Consideration. The Consideration shall be distributed amongst the Sellers in accordance with Schedule 7.

     3.9 Price of Consideration Securities. WG Shares issued to the Sellers as Consideration Securities will be issued to the Sellers at the Placing Price and converted at the latest mid-price (pound)/$ exchange rate published in the Financial Times on the Business Day prior to the Closing Date.

     3.10 Limitation on Ownership. At no time before the second anniversary of the Effective Date shall the Sellers' ownership of WG Shares exceed twenty-nine and nine-tenths percent (29.9%) of all outstanding WG Shares (the "Ownership Limit"). If as a result of the issue of

          Consideration Securities in accordance with this Section 3 the Sellers ownership would exceed the Ownership Limit, then an equivalent amount of cash will be paid by the Purchaser immediately to the Sellers in lieu of the Consideration Securities exceeding the Ownership Limit. Furthermore, the Consideration Securities, when issued, will have attached to them, and will confer upon their holders, all rights, entitlements and benefits (including without prejudice to the generality of the foregoing in relation to dividends, reorganisations, rights issues and capitalisation issues) as though they had been issued on the Closing Date ranking pari passu with all ordinary shares in the capital of World Gaming at the Closing Date

4.   SECOND HALF PBT; NET ASSET ADJUSTMENT; INTEREST.

     4.1  Second Half PBT.

     The Profit Before Tax for the second half of calendar year 2005 shall be known as the "Second Half PBT". The Sellers shall submit the aggregate management accounts for the 6 months from July, to December 2005 as a Draft Statement to the Purchaser as soon as practicable after 31 December 2005, which shall then be agreed between the Sellers and the Purchaser using the procedure described in paragraphs 4.3(d) through 4.3(g), below. Following such agreement, the aggregate PBT specified in those management accounts shall become the Second Half PBT.

     4.2  Second Half Accounts.

     For the avoidance of doubt no costs incurred in relation to the preparation and audit of the Second Half Accounts will be taken into account in computing the amount of Profit Before Tax, however the actual cost for any such audit will be paid by the Sellers in respect of the period ending 30 September 2005 and by the Purchasers in respect of the period ending 31 December 2005. Promptly after receiving the Sporting Bet reconciliation, The Purchasers shall forward to the Sellers the WG Licensee Statement for the relevant month, such statement to include the reports named Licensee Statement, Licensee Processing Information, FEDEX and cheque breakdown, Gateway breakdown per sub-licensee, chargebacks, licensee racing report, sub-licensee reconciliation statement, rolling reserve explanation and weekly racing report.

     4.3  Procedure to agree PBT for the Second Half

          (a)  The Draft Statement shall be prepared by the Sellers:

               (i) in accordance with the definition of Profit Before Tax and the specific rules noted below, and subject thereto;

               (ii) adopting   the   same   accounting   principles,   policies,
                    treatments, - categorisations and format as were used in the preparation of the Accounts, as there applied, including in relation to the exercise of accounting discretion and judgment; and, subject thereto;

               (iii) where  neither the  definition of Profit Before Tax nor the
                    Accounts deal with a matter, by reference to International Financial Reporting Standards. For the avoidance of doubt, paragraph (i) shall take precedence over paragraphs (ii) and
                    (iii), and paragraph (ii) shall take precedence over paragraph (iii),

               and if reasonably required shall subdivide Profit Before Tax into 2 separate periods, namely Profit Before Tax for the period 1 July to 30 September 2005 and Profit Before Tax for the period 1 October to 31 December 2005.

          (b) Profit Before Tax will be prepared on a going concern basis which means that it shall exclude any effects of the change in control or ownership of the businesses contemplated by this Agreement and shall not reappraise the value of any of the Assets as a result of such change in control or ownership. The Second Half PBT will be prepared in a manner consistent with that used for the Closing Balance Sheet and the Net Cash Payment and there will be no transaction included or omitted from the Second Half PBT which is not treated in a manner consistent with the Closing Balance Sheet.

          Specific Rules

          Furthermore, in preparing the Second Half PBT there shall be excluded as an expense (and accordingly added back):

               (i) any new heads or items of costs incurred by the Purchaser or Sellers that were not incurred as at the date hereof unless those heads or items of costs are for services that are a direct replacement for services that were incurred as at the date hereof; and

               (ii) any expenses,  charges,  costs,  management fees, consulting fees, royalties, licence fees, service fees of a type or quantum that were not incurred in connection with the businesses of RE and DNI that did not exist as at the Effective Date.

               In addition, in preparing the Second Half PBT, there shall be included as an expense (and accordingly deducted from PBT) software and all services costs (including but not limited to customer support) applied at rates that existed as at 22 July 2005 irrespective of the actual costs paid after the 22 July 2005 in relation to the business carried out by RE and DNI.

               In addition any expenditure not agreed between the Sellers and the Purchaser (each acting reasonably) will not be included as an expense in relation to calculating the Second Half PBT.

               The  Draft   Statement   shall  be  certified  by  the  Reporting
               Accountants as complying with the foregoing.

          (c) Within five (5) Business Days after receipt of the Draft Statement by the Reporting Accountants, the Purchaser shall give written notice to the Sellers stating whether or not the Purchaser proposes any amendments to the Draft Statement and the Sellers shall, throughout the period referred to in this Section 4.3(d), provide the Purchaser and the Reporting' Accountants with full access to all records (including accounting records) that are reasonably necessary to enable the Purchaser to verify properly the Draft Statement, and the Sellers shall be entitled to -discuss matters arising with the personnel involved in the relevant businesses.

          (d) If the Purchaser gives notice pursuant to Section 4.3(c) above that it has no proposed amendments to the Draft Statement, or gives no notice, then the Draft Statement shall constitute the Second Half Accounts for the purposes of this Agreement. Payment out of the Escrow Account of all monies due together with interest thereon and release of the relevant Consideration Securities shall be made immediately to the Sellers. If the Purchaser gives notice within the time limit specified in Section 4.3(c) that it does have proposed amendments to the Draft
               Statement, it shall within five (5) Business Days of having submitted such notice to the Sellers inform the Sellers of the proposed amendments and the Sellers and the Purchaser shall, within the period of five (5) Business Days following receipt by the Sellers of such proposed amendments, seek to agree the proposed amendments.

               Payment of all monies and release of all residual Consideration Securities in respect of any undisputed items or amounts together with interest thereon in respect of the Cash shall be made immediately to the Sellers out of the Escrow Account.

          (e)  In the event of:

               (i) a failure by the Sellers (not being an event beyond their reasonable control) to submit the Draft Statement to the Purchaser within the period referred to in Section 4.3(a); or

               (ii) any dispute between the Sellers and the Purchaser, as to any matter relevant to the Draft Statement, remaining unresolved at the expiry of all periods referred to in Section 4.3 such failure or dispute shall be referred to an independent firm of chartered accountants agreed by the Sellers and the Purchaser within five (5) Business Days of such failure or dispute or, in the event of a failure to agree upon the identity of such independent firm within five (5) Business Days, to an independent firm of chartered accountants appointed by the then President of the Institute of Chartered Accountants in England and Wales on the application of either the Sellers or the Purchaser.

          (f)  The  independent  firm of  chartered  accountants  referred to in
               Section 4.3(e) shall, as applicable:

               (i)  prepare on behalf of the  Sellers  the Draft  Statement  and
                    submit   them  to  the   Sellers   as  soon  as   reasonably
                    practicable; and/or

               (ii) determine  any items of dispute  between  the parties and if necessary or if requested to do so by either party determine the correct treatment of items in relation to the Draft Statement and such determination, save in the case of manifest error or fraud, will be final and binding on the Purchaser and the Sellers.

          (g) The Sellers and the Purchaser shall procure that such firm is given all such assistance and access to all such information in the Sellers' and the Purchaser's possession or control as such firm may reasonably require in order to determine the Second Half PBT. Any independent firm appointed under this Section 4.3 shall act as experts and not as arbitrators. The costs of such independent firm shall be borne as that firm shall decide or, in the absence of such direction, equally by the Sellers and the Purchaser (but for the avoidance of doubt will not be taken into account in computing the amount of Profit Before Tax).

               Any residual payment of monies and release of all residual Consideration Securities out of the Escrow Account together with all interest thereon in respect of the Cash shall be made immediately to the Sellers upon such determination.

          (h) For the avoidance of doubt, in preparing the Draft Statement no account will be taken by the Purchaser of any acts, events or circumstances arising after 31 December 2005, it being accepted that appropriate accrual will be made for liabilities assumed but not invoiced before 31 December 2005.

     4.4  Net Asset Payment.

          (a) -Promptly following the Effective Date, a Closing Balance Sheet (in the form of the proforma attached hereto as Exhibit "A"for RE and DNI shall be prepared by the Reporting Accountants. The Closing Balance Sheet shall be submitted to the Sellers within 21 days after the Effective Date, and shall then be agreed between the Sellers and the Purchaser using the procedure described in paragraphs 4.3(d) through 4.3(g), above, as though the Closing Balance Sheet were a Draft Statement.

          (b) For the purpose of calculating the Closing Balance Sheet, the Domain Names, URL, Customer Data and any other intangible assets shall have no value attributed to them. The Closing Balance Sheet shall be prepared:

               (i) in accordance with the specific requirements set out in 4.4(c) and subject thereto

               (ii) the same  hierarchy  as set out in 4.3 (a)  (ii) and  (iii),
                    4.3(b) and (h).

          (c) The following specific requirements will be applied in the preparation:

               (i) provision for bad debts will only be made in respect of debts of the Closing Balance Sheet that are known on the Effective Date to be irrecoverable. No provision will be made for doubtful debts and no provision will be made for debts that become irrecoverable after the Effective Date.

               (ii) no other provisions will be made.

          (d) Upon agreement of the Closing Balance Sheet, and in no event later than the Closing Date, payment in the amount of the Net Assets on the Closing Balance Sheet shall be either from the Purchaser to the Sellers if such amount is a positive number, or from the Sellers to the Purchaser if such amount is a negative number (the "Net Asset Payment"). For the avoidance of doubt, in preparing the Closing Balance Sheet and Net Asset Position, no account will be taken by the Purchaser of any acts, events or circumstances arising after the Effective Date, it being accepted that appropriate accrual will be made for liabilities assumed but not invoiced before the Effective Date.

     4.5  Net Cash Payment

          Within three working days of Closing, the Sellers will pay to the Purchaser a sum equal to (a) all cash received up to the Closing Date in respect of the Assets at the Effective Date as agreed in the Closing Balance Sheet and (b) cash received in respect of revenues earned after the Effective Date up to the Closing Date by RE and DNI together with any Working Capital Advance provided by Purchaser under
          Section 2.3(a), less all liabilities and expenses that were paid in relation to the period commencing on the Effective Date and prior to the Closing Date in respect of either the Assumed Liabilities and any liabilities incurred after the Effective Date which would have been classified as Assumed Liabilities had they been incurred before the Effective Date and any expenses incurred as well as invoices paid after the Effective Date and prior to the Closing Date for carrying on the business of RE and/or DNI. For this purpose the cash amounts will be the amounts recorded as received or paid as recorded in the cashbooks of RE and/or DNI.

5.   WARRANTIES

     5.1  Warranties of the Sellers.

          The Sellers warrant to the Purchaser and its permitted assigns as at the date hereof in the terms of Schedules 3A and 3B, subject only to:

          (a) any matter which is fairly disclosed in the Seller's Disclosure Letter and any matter provided for under the terms of this Agreement;

          (b) any matter or thing hereafter done or omitted to be done pursuant to this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser; and

          (c)  the provisions of Schedule 4.

     5.2  Warranties Are Separate and Independent.

          (a) Save as expressly otherwise provided, the Warranties shall be separate and independent.

          (b) Any statement qualified by the expression "so far as the Sellers are aware", "to the Sellers' knowledge, information and belief", "known to the Sellers' or any similar expression shall, unless otherwise stated, be deemed to include a further statement that it has been made after such due and careful enquiries as are reasonable in the context of the sale of the Shares and the Assets.

          (c) For the avoidance of doubt the only assets within DNI are those set out in Schedule 1A Part II and no additional warranty in relation to DNI's assets shall be implied.

     5.3  Warranties of the Purchaser.

     The Purchaser hereby warrants to the Sellers in the terms of the Purchaser's Warranties. The Purchaser's Warranties shall be separate and independent and any statement qualified by the expression "as far as the Purchaser is aware" or any similar statement shall be deemed to include a further statement that it has been made after due and careful enquiry. The Purchaser further warrants to the Sellers as follows:

          (a) Corporate Status. The Purchaser is a corporation that is duly organized and validly existing under the laws of England and Wales with full corporate power and authority to carry on its business as such business is now being conducted.

          (b) Authority for Agreements. This Agreement has been duly executed and delivered by the Purchaser and has been duly approved by the Purchaser's Board which will unanimously recommend to the Purchaser's shareholders that this Agreement and the Acquisition be duly approved, and the Purchaser has all requisite corporate power and legal capacity to execute and deliver this Agreement and any agreement executed and delivered or to be executed and delivered by the Purchaser to consummate the transactions contemplated hereby, and to perform its obligations hereunder. Upon the approval of this Agreement by the Purchaser's Shareholders, the execution and delivery of this Agreement and the performance of the transactions contemplated hereby will be duly and validly authorized and approved by all corporate action necessary on behalf of the Purchaser.

          (c) No Default or Consents. Neither the execution and delivery of this Agreement nor the carrying out of the Acquisition will:

               (i) violate or conflict with any of the terms, conditions or provisions of either the Purchaser's Memorandum or Articles of Association or any regulations or rules by which the Purchaser is bound;

               (ii) violate,  conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by any contract or permit applicable to the Purchaser; or

               (iii) result in the creation of any  Encumbrance  on any property of the Purchaser.

6.   FURTHER AGREEMENTS.

     6.1  Share Restriction.

     All Consideration Securities issued to the Sellers pursuant to the terms of this Agreement shall be subject to the restrictions on sale and transfer set out in Schedule 5 and the Sellers hereby undertake to comply with such restrictions.

     6.2  Confidentiality.

          (a) Following signing of this Agreement, neither the Seller nor the Purchaser shall disclose any Confidential Information (including for the avoidance of doubt any information obtained by the Purchaser regarding ownership of and corporate structures relating to the Sellers) to any third party without the prior written consent of the other.

          (b) The parties acknowledge and agree that due to the unique nature of the Acquisition, and given that the Purchaser will fund a significant part of the Consideration through a public offering, there may be no adequate money damages for any breach or threatened breach of the Confidentiality Agreements or this
               Section 6.2. The parties acknowledge that any such breach would result in irreparable harm to the non-breaching party, and therefore, the non-breaching party, in the event of any such breach or threatened breach shall be entitled to seek specific performance and injunctive or other equitable relief, in addition to whatever remedies it might have at law, and shall be able to claim against the breaching party its costs relating to such proceedings, including its legal fees.

     6.3  Compliance with Regulations.

     Each of the parties hereby acknowledges and agrees that the Purchaser is a publicly traded company and is required to and will at all times, and that the other parties to the Acquisition, will at all times comply with all relevant rules and regulations of the United States Securities and Exchange Commission (SEC) and with all relevant laws and regulations of England and Wales having application to the parties, including, but not limited to, those relating to confidentiality and insider-trading or insider-dealing provided always that, as the Purchaser hereby confirms and acknowledges, nothing within this Section or elsewhere in this Agreement shall require the Sellers to disclose to the Purchaser or to any other person information concerning ownership of DNI or RE beyond the provision of details of the shareholders in and directors of DNI and RE and accordingly the foregoing acknowledgement shall be construed in the light of this proviso.

     6.4  Purchaser Board Appointment.

     The parties agree that as soon as possible following Closing, the Purchaser Board will be expanded by one seat, and the Sellers shall have the right to appoint a director (the "Sellers' Director") to fill that seat. The Sellers shall from time to time, be entitled to remove such director and to appoint a successor director by delivering written notice to that effect to the Purchaser, and the Purchaser hereby undertakes to take all necessary action and to convene all necessary meetings to give effect thereto In order to exercise the right specified in the preceding sentence, the Sellers must retain not less than twenty percent (20%) of the issued ordinary shares in World Gaming. The Purchaser must approve, which approval shall not be unreasonably withheld or delayed, the Sellers' Director.

     6.5  Further Assurances.

     The Sellers and the Purchaser each shall do all things reasonably necessary or desirable and within their control to effect the consummation of the transactions contemplated hereby as soon as possible, and at any time and from time to time after the Closing shall, upon the request of the other party, do or cause to be done such further acts and execute such documents as may be necessary or desirable to vest in the Purchaser the Assets, and to evidence the Purchaser's assumption of the Assumed Liabilities.

     6.6  Conduct of Business Prior to Closing.

     At all times from and after the execution of this Agreement and until Closing, the Sellers shall procure that RE and DNI will carry on business solely in the ordinary course as carried or as at the date hereof (which shall mean, among other things, undertaking no extraordinary expenses or obligations without the prior consent of the Purchaser such consent not to be unreasonably withheld) and in accordance with all requirements of the laws of Antigua, or as may otherwise be agreed with the relevant authorities in Antigua (save that there may not be a valid Antiguan gaming licence). Without obliging the Sellers to make any further warranties other than the Warranties, the Sellers shall give the Purchasers at Closing, access to the HTML files and graphics files that make up the websites which are displayed under the URL's listed in paragraph 4 of Schedule 1A as at the Effective Date in materially the same form as existed at the Effective Date.

     6.7  Conduct of Business Following Closing.

     The Purchaser hereby agrees that from and after Closing until December 31, 2005, it will operate the business carried on by RE and DNI in the ordinary course of business (which shall mean, among other things, incurring no Exceptional Costs or obligations which shall in any event not be included in calculating the Second Half PBT) and as carried on as at the date hereof, and will not do anything to jeopardise payment of the Additional Consideration to the Sellers (including not effecting any cross promotion of the data base relating to such business and continuing to use the same software (except as is upgraded and released generally by the Purchaser to its licensees) which is currently used on the websites not requiring a change of the affiliate program tracking URL's). In addition, it is understood and acknowledged that no additional costs or expenditure shall be incurred until January 1, 2006 in excess of those amounts that the Sellers would have incurred had they continued to manage the businesses carried on by RE and DNI in the same manner as carried on before Closing, and, accordingly, any expenditure which is not agreed between the Sellers and the Purchaser will not be included as an expense in calculating the Second Half PBT. The Purchaser specifically undertakes that it will continue to provide software and all services in the same manner and on the same basis and for no higher fees than were charged to RE as at 22 July 2005. Furthermore any cash or cash equivalents received by the Purchaser Group in respect of any receivables or revenues of the business of RE and DNI prior to the Effective Date and which were not included in the Closing Balance Sheet shall be paid by the Purchaser within seven days of receipt in full to the Sellers.

     6.8  Non-Solicitation; Non-Competition.

     For a period of three years following the Effective Date: (a) the Sellers; and (b) the Sellers shall use reasonable endeavours to ensure that all Connected Persons of the Sellers, undertake to the Purchasers and each member of the Purchaser Group that they will not, nor will any member of the Group, either directly or indirectly, without the prior written consent of the Purchasers (save for the benefit of the business of the Purchasers Group):


     (a) knowingly canvass, solicit or approach any person for the supply of online casino, online poker, online sports betting or online horse race betting services similar to those carried on at the websites sportsbetting.com, racebook.com, win4real.com or sexbet.com. (Websites) as of the date of this agreement;
     (b) knowingly approach any Customer as at 17 November 2005, in relation to business activities, other than family members or any personal friend or acquaintance of any natural Connected Person;
     (c) be engaged, concerned, connected with or interested in (except as the owner of securities in (1) Purchaser, (2) any entity that acquires the Purchaser, or (3) any other entity the ownership of securities of which does not confer more than ten percent of the votes which could be cast at a general meeting for such entity), any other online casino, online poker, online sports betting or online horserace betting business which is engaged in the supply of services the same as or similar to, as of the date of this agreement, the online casino, online poker, online sports betting or online horseracing betting business carried on any of the websites referred to in paragraph 4 of
          Schedule 1A. For the avoidance of doubt the Sellers and/or the Connected Persons of the Sellers may at any time own any amount of securities in any entity that provides services contemplated in section 6.9 below.

     6.9 Notwithstanding any provision in this agreement, the Sellers and each of their Connected Persons shall be free at any time to operate any gaming or wagering activities conducted as long as they are not conducted on the world wide web. Each of the Sellers and each of their Connected Persons shall also be free to offer any ancillary services such as payment processing or customer support to online gaming websites, or to operate online gaming websites related to bingo, keno or: (a) any other free game; or (b) game of chance or skill, that are not included in the Assets.

7.  CLOSING.

     7.1  Closing.

     The consummation of the Acquisition will take place at a closing to be held at the offices of the Purchaser's Solicitors (the "Closing"), and the date on which the Closing takes place shall be the closing date (the "Closing Date").

     7.2  Obligations in relation to Closing.

     On the second business day prior to the anticipated date of satisfaction of the Placing Condition:

          (a) the documents which the Sellers are obliged to deliver or make available pursuant to Schedule 2 shall be delivered undated and shall be held by the Purchaser's Solicitors and the Sellers' Solicitors (the "Solicitors") in escrow, to be released to the Purchaser upon Closing; and

          (b) the documents which the Purchaser is obliged to deliver or make available pursuant to Schedule 2 shall be delivered undated and shall be held by the Solicitors in escrow, to be released to the Sellers upon Closing.

     7.3  Payment of Consideration.

     On Closing:

          (a)  the Purchaser shall pay the First Payment as further specified in
               Section 3.3 to the following account: Barclays Bank PLC; Address:
               PO Box  15163H,  50  Pall  Mall,  London  SW1A  1QD;  Sort  Code:
               20-36-47; Account no: 40486655; Account name: Joelson Wilson Client Premium Account;

          (b) any documents held in escrow pursuant to Section 7.2 shall be released by the Solicitors to the parties entitled thereto, which shall (where applicable) be dated as of Closing by the Solicitors and shall take effect as of the Effective Date; and

          (d)  pursuant  to  Section  6 the  first  Sellers'  Director  that  is approved by the Purchaser, which approval shall not be unreasonably withheld or delayed shall be appointed as a director of the Purchaser's Board.

8.   MISCELLANEOUS.

     8.1  The Sellers' Liability.

     The liability of each of the Sellers under or pursuant to any of the provisions of this Agreement shall be joint and several. Any liability to any party, under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by the other parties in its absolute discretion as regards any of the other parties under such liability without in any way prejudicing or affecting its rights against any other or others under the same or a like liability whether joint and several or otherwise.

     8.2  Expenses.

     The Sellers shall bear all costs incurred by them in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Assets and the Shares and, for the avoidance of doubt the Purchaser shall bear all such costs incurred by it. Furthermore the Purchaser shall bear all costs, taxes, expenses and duties relating to the transfer to it of the Assets and the Shares, and relating to any confirmatory and/or ancillary transfers or assignments in connection therewith and relating to the issue to the Sellers of the Consideration Shares.

     8.3  Notices.

     Any notice required or permitted to be given under this Agreement shall be in writing and shall be delivered personally or sent by certified or registered mail, postage prepaid, or sent by a recognized overnight express courier and also sent by telefax and addressed as follows:

               (a)  If to the Sellers to:
                    Real Entertainment Ltd.
                    PO Box W1935
                    Wood Centre
                    St. Johns
                    Antigua
                    By fax: +44 207 900 2352


                    With a copy to:
                    Sheldon Cordell
                    Joelson Wilson & Co.
                    70 New Cavendish Street
                    London W1G 8AT
                    United Kingdom



                (b) If to the Purchaser to:
                    John Kennedy FitzGerald
                    FitzGerald Professional Corporation
                    3300 Bloor Street West
                    Center Tower, 11th Floor, Suite 3140
                    Toronto, Ontario, M8X 2X3
                    Canada
                    By fax: +1 416 352 1456


                    With a copy to:
                    Jeff Rodwell
                    Reed Smith LLP
                    Minerva House
                    5 Montague Close
                    London SE1 9BB
                    United Kingdom

     8.4  Entire Agreement; Captions.

     This Agreement and the agreements to be executed and delivered in connection herewith, together constitute the entire agreement and understanding between the parties and there are no agreements or commitments with respect to the transactions contemplated herein except as set forth in this Agreement. The Purchaser expressly acknowledges and confirms that in entering into this Agreement and any documents referred to in it, it does not rely on and shall have no remedy in respect of any statement, representation, assurance or warranty (whether of fact or of law and whether made innocently or negligent) of any person other than as expressly set out in this Agreement.

     8.5  Amendment; Waiver.

     Any term or provision of this Agreement may be amended only if in writing and signed by or on behalf of the Sellers and the Purchaser. The observance of any term or provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only if in writing and signed by the party to be bound by such waiver. No waiver by a party of any breach of this Agreement will be deemed to constitute a waiver of any other breach or any succeeding breach.

     8.6  Variation.

     No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

     8.7  Invalidity.

     If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

     8.8  Payments.

     In the event that any payment due under this Agreement or the documents referred to herein would be made on a day which is not a Business Day, such payment will be deemed payable on the Business Day immediately following thereto.

     8.9  No Third Party Beneficiaries.

     Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or to give any person, firm or corporation, other than the parties hereto, any rights or remedies under or by reason of this Agreement. In particular, and without limitation, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any part of this Agreement.

     8.10 Execution in Counterparts.

     For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     8.11 This Agreement may not be assigned by any party hereto without the prior written consent of each other party hereto

     8.12 Benefit.

     This Agreement shall be binding upon, inure to the benefit of the parties hereto and their respective successors and permitted assigns under Section 8.11.

     8.13 Governing Law and Submission to Jurisdiction.

          (a) This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with English law.

          (b) All the parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it. All the parties irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

     8.14 Appointment of Process Agent.

     The Sellers hereby irrevocably appoint Joelson Wilson & Co as their agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Sellers.

          (a) The Sellers shall inform the Purchaser, in writing, of any change in the address of the process agent of the Sellers within 28 days.

          (b) If such process agent ceases to be able to act as such or to have an address in England, the Sellers irrevocably agree to appoint a new process agent in England acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

          (c) Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

     8.15 Singular/Plural; Gender.

     Where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders.

9.   ANNOUNCEMENTS.

     Except as required by any law, rule or regulation, including but not limited to the rules of AIM, NASDAQ or a recognised stock exchange (and, in such circumstances, the party so required hereby undertakes to use its best endeavours to consult with the other parties hereto (and in the absence of such consultation with the other parties to consult with those parties' solicitors) as to the nature and content and timing of the statement or disclosure, and not deliberately to do anything to cause such a statement or disclosure or a further statement or disclosure to be made, and to take full account of and incorporate wherever possible the amendments and/or deletions required by the other parties), no party shall issue, or cause to be issued, any press release or any public document or circular or make any statement or disclosure to any person who is not a party to this Agreement relating to or connected with or arising out of this Agreement or the matters contained in it, without obtaining the prior written approval of the other parties hereto in relation to its contents and the manner of its presentation and publication or disclosure.

     IN WITNESS WHEREOF, the Purchaser and the Sellers each have executed and delivered this Agreement by their duly authorized representatives.


         INTERACTIVE SYSTEMS INC.


         By:
                  --------------------------
         Name:
                  --------------------------
         Title:
                  --------------------------


         WORLD GAMING PLC


         By:
                  --------------------------
         Name:
                  --------------------------
         Title:
                  --------------------------


         REAL ENTERTAINMENT INC


         By:
                  --------------------------
         Name:
                  --------------------------
         Title:
                  --------------------------


         OPUNOSA INVESTMENT INC


         By:
                  --------------------------
         Name:
                  --------------------------
         Title:
                  --------------------------

                                   SCHEDULE 1A



                               SCHEDULE OF ASSETS



1. ISI Agreements (or agreements with ISI's predecessors) listed below which include control of player deposits held by World Gaming PLC or its subcontractors.

      - Software License Agreement dated May 10, 1999;
      - Provision of additional sportsbook propositions dated October 1, 2003;
      - Revised Schedule B to Provision of Additional Sportsbook Propositions dated October 1, 2003, dated December 18, 2003; - Transaction
      Processing and Technical Support letter dated February 4, 2004; - Virtual Games Software Sublicense dated 21 April 2004;
      - Poker Partner Sublicense Agreement dated 24th of May 2005.

2. Customer lists on ISI database servers and corresponding Customer Agreements, subject to any relevant legislation, on the terms and subject to the conditions set out at http://www.sportsbetting.com/terms.html

3. Affiliate lists on ISI database servers and corresponding Affiliate Agreements http://www.sportsbetting.com/affiliates/terms.html

4.    Any interest that RE has in the websites displayed at the following
      URLs:

      -sportsbetting.com
      -sportsbetting.org
      -racebook.com
      -racebook.org
      -win4real.com
      -win4real.org
      -sexbet.com

      The websites accessible through the above listed URLs are subject to all third party intellectual property rights which are vested in any pictures, photographs, Content or non-ISI software or other services which are not owned by RE.

5. Intellectual Property Acquisition Agreement between Real Entertainment, Ltd and Skim New Media Ltd dated 29 June 2005

6. Two Affiliate Agreements between Real Entertainment Ltd and Commission Junction dated 6 June 2001 and the benefit of a further unwritten agreement between Real Entertainment Ltd and Commission Junction.

7. Non-Exclusive Content Licence from Gayle Mitchell to Real Entertainment Ltd, dated 14 September 2005

8. Non-Exclusive Content Licence from Jerry King to Real Entertainment Ltd, dated 15 September 2005

9. The receivable from World Gaming or ISI (as the case may be) in respect of customer deposits held at the Effective Date (for the avoidance of doubt, the equivalent amount of which at 31 December 2004 was disclosed as a cash equivalent in the audited accounts of RE for the period ended on 31 December 2004.)

10.   Closing Receivables as agreed by the parties in the Closing Balance
      Sheet


                       Liabilities of RE to be Transferred

1. responsibilities to pay back customer deposits and winnings to customers

2.    responsibilities to uphold agreements with customers

3.    responsibilities to uphold agreements with affiliates

4.    open bets

5. other liabilities including trade creditors and accruals as agreed by the parties in the Closing Balance Sheet


                                     PART II

           Assets owned by DNI which are included in this transaction


1.    Trademarks and Service Marks listed in Trademark List Part IV

2. Below is a list of all domain names which are part of the Sale and Purchase Agreement


1) sportsbetting.com

2) sportsbetting.org

3) racebook.com

4) racebook.org

5) win4real.com

6) win4real.org

7) sexbet.com

8) dnihl.com

9) racebook.at

10) racebook.be

11) racebook.ch

12) racebook.cn

13) racebook.co.at

14) racebook.co.il

15) racebook.co.in

16) racebook.co.nz

17) racebook.co.za

18) racebook.com.ag

19) racebook.com.cn

20) racebook.com.es

21) racebook.com.gr

22) racebook.com.mx

23) racebook.com.pt

24) racebook.de

25) racebook.dk

26) racebook.fr

27) racebook.gr

28) racebook.hk

29) racebook.ie

30) racebook.in

31) racebook.it

32) racebook.jp

33) racebook.net.nz

34) racebook.nl

35) racebook.nu

36) racebook.org.uk

37) racebook.ru

38) racebook.sg

39) sexbet.co.uk

40) sexbet.com.cn

41) sexbets.biz

42) sexbets.info

43) sportsbetting.ag

44) sports-betting.ag

45) sportsbetting.be

46) sports-betting.be

47) sportsbetting.ch

48) sportsbetting.cl

49) sportsbetting.cn

50) sportsbetting.co.at

51) sports-betting.co.at

52) sportsbetting.co.il

53) sportsbetting.co.im

54) sportsbetting.co.in

55) sports-betting.co.in

56) sports-betting.co.nz

57) sportsbetting.co.za

58) sports-betting.com.ag 59) sportsbetting.com.cn

60) sports-betting.com.cn

61) sportsbetting.com.es

62) sports-betting.com.es

63) sportsbetting.com.gr

64) sportsbetting.com.mx

65) sports-betting.com.mx

66) sportsbetting.com.pr

67) sports-betting.com.pr

68) sportsbetting.com.pt

69) sportsbetting.com.sg

70) sports-betting.com.sg

71) sportsbetting.dk

72) sports-betting.dk

73) sportsbetting.fr

74) sports-betting.fr

75) sportsbetting.gr

76) sports-betting.gr

77) sportsbetting.hk

78) sportsbetting.ie

79) sports-betting.ie

80) sportsbetting.it

81) sportsbetting.jp

82) sports-betting.jp

83) sportsbetting.li

84) sportsbetting.net.nz

85) sports-betting.nu

86) sports-betting.org.uk

87) sportsbetting.ru

88) sportsbetting.se

89) sports-betting.se

90) sportsbetting.sg

91) sports-betting.sg

92) win4real.at

93) win4real.be

94) win4real.ch

95) win4real.cn

96) win4real.co.il

97) win4real.co.in

98) win4real.co.nz

99) win4real.co.uk

100) win4real.co.za

101) win4real.com.cn

102) win4real.com.gr

103) win4real.com.mx

104) win4real.com.pt

105) win4real.de

106) win4real.dk

107) win4real.fr

108) win4real.gr

109) win4real.hk

110) win4real.ie

111) win4real.in

112) win4real.it

113) win4real.jp

114) win4real.nl

115) win4real.nu

116) win4real.se

117) dnihl.com

118) racebookinfo.com

119) racebookbiz.com

120) sportsbettingbiz.com

121) sportsbetting-info.com

122) racebook.ae

123) racebook.co.cr

124) race-book.co.uk

125) racebook.com.sg

126) racebook.pl

127) sports-betting.ch

128) sports-betting.co.za



         For the avoidance of doubt there is not included in any of the Assets or the assets held by DNI or in this sale and purchase, domain names, trademarks, intellectual property rights, or unregistered rights which are similar to any of those domain names, trademarks, intellectual property rights or unregistered rights included in Schedule 1A.

                              PART III - [OMITTED]

                    PART IV TRADE AND/OR SERVICE MARK LISTING



THE FOLLOWING TRADE AND/OR SERVICE MARKS OF DNI HOLDINGS LTD

AUSTRALIA
---------

Mark                                             Registration No.                 Class
----                                             ----------------                 -----

RaceBook.com & Device                            867283                           41, 42

SPORTSBETTING.COM & Device                       834603                           38, 41, 42

WIN4REAL                                         834602                           41, 42

WIN4REAL.COM & Device                            834605                           41, 42


MOROCCO
-------

RACEBOOK                                         82281                            41

SPORTSBETTING                                    82280                            41

USA
---

Application Marks                                Serial No.                       Class
-----------------                                ----------                       -----

$1,500 WEEKLY PICK-N-WIN                         78/658203                        41

$100,000 RUSH 2 RICHE$ & Design                  78/655594                        41

RUSH 2 RICHES                                    78/655582                        41

SPORTSBETTING INFO                               76/330650                        41

SPORTSBETTING.COM                                76/331011                        41

WEEKLY PICK-N-WIN                                78/658196                        41


Registered Marks                                 Registration No.                 Class
----------------                                 ----------------                 -----

RACEBOOK.COM                                     2,865,776                        38

RACEBOOK.COM                                     2,865,775                        41

RACEBOOK.COM                                     2,865,774                        42




RACEBOOK.COM & Design                            2,888,145                        38

RACEBOOK.COM & Design                            2,888,143                        41

RACEBOOK.COM & Design                            2,888,142                        42

RACEBOOK.COM & Design with Color   2,888,144     38

RACEBOOK.COM & Design with Color   2,890,695     41

RACEBOOK.COM & Design with Color   2,888,141     42

SEXBET                                           2,893,668                        42

SEXBET.COM                                       2,893,667                        42

SPORTSBETTING                                    2,416,678                        41

SPORTSBETTING.COM                                2,416,667                        41

SPORTSBETTING.COM & Design                       2,434,774                        41

WIN4REAL                                         2,428,111                        41

WIN4REAL                                         2,685,747                        41

WIN4REAL.COM                                     2,450,589                        41

WIN4REAL.COM & Design                            2,787,126                        38

WIN4REAL.COM & Design                            2,447,574                        41

SPORTSBETTING BIZ                                2,822,085                        41

SPORTSBETTING BIZ & Design                       2,940,404                        38

SPORTSBETTING INFO & Design                      2,940,405                        38


EUROPEAN COMMUNITY
------------------

Applications

SPORTSBETTING.COM                                3536638                          36, 38, 41, 42

RACEBOOK                                         2106318                          38, 41

RACEBOOK.COM logo                                2098754                          38, 41

RUSH TO RICHES                                   4370326                          9, 16, 41


RACE TO RICHES                                   4370995                          9, 16, 41

SCRATCH-N-MATCH                                  4370359                          9, 16, 41

GRIDIRON PICK'EM                                 4384996                          9, 38, 41

HOOPS MADNESS                                    4384971                          9, 38, 41

REELS OF FORTUNE                                 4385001                          9, 38, 41


Registered Marks
----------------

SPORTSBETTING.COM & logo                         1354943                          36, 41, 42

WIN4REAL.COM                                     1354737                          36, 41, 42

SEXBET.COM                                       1354703                          36, 41, 42

WIN4REAL.COM & logo                              1354760                          36, 41, 42

SPORTSBETTING.COM                                2509230                          36

SPORTSBETTING.COM & Logo                         2509206                          36, 38, 41, 42


FRANCE
------

Registered Marks
----------------

SPORTSBETTING.COM                                023141014                        36, 38, 41, 42

SPORTSBETTING                                    023141013                        36, 38, 41, 42

RACEBOOK                                         023160599                        36, 38, 41, 42

RACEBOOK.COM                                     023160601                        36, 38, 41, 42


GERMANY
-------

Registered Marks
----------------

SPORTSBETTING                                    30205746                         35, 36, 38, 41, 42

RACEBOOK.COM                                     30219898                         35, 36, 38, 41, 42

RACEBOOK                                         30219897                         35, 36, 38, 41, 42


UNITED KINGDOM
--------------

Applications
------------

RACEBOOK                                         2379234                          35, 36, 38, 41, 42

RACEBOOK.COM                                     2379502                          35, 36, 38, 41, 42


IRELAND
-------

Applications
------------

RACEBOOK                                         231915                           35, 36, 38, 41, 42

RACEBOOK.COM                                     231916                           35, 36, 38, 41, 42


HONG KONG
---------

WIN4REAL                                         B04747/2003                      41

WIN4REAL                                         04748/2003                       42

WIN4REAL.COM & design                            B12183/2002                      41

WIN4REAL.COM & design                            B09222/2002                      42


NEW ZEALAND
-----------

RACEBOOK                                         681143                           8/41

RACEBOOK                                         681144                           8/38

RaceBook.com & Device                            681148                           8/41

RaceBook.com & Device                            681149                           8/38

SPORTSBETTING.COM & Device                       681141                           8/41

SPORTSBETTING.COM & Device                       681142                           8/38



The following New Zealand abandoned mark applications.

SPORTSBETTING                                    681145                           8/41

SPORTSBETTING                                    681146                           8/38


                                  SCHEDULE 1B
                                  -----------


                                THE DNI SELLERS
                                ---------------




Name and address of registered owner    Number and class of shares to be sold


Opunosa Investment Inc                  1,000 Registered Shares
53rd Street
Urbanizacion Obarrio
Swiss Tower
16th Floor
Panama
Republic of Panama








                                      44a

                                  SCHEDULE 1C
                                  -----------

                                 DETAILS OF DNI
                                 --------------


Name of Company                 DNI Holdings Ltd

Registered number:              13789

Registered office:              Suite No. 5
                                Mezzanine Floor
                                Wood Centre, St. John's
                                Antigua

Date of incorporation:

Authorised share capital:       $5000 divided into 5000 ordinary shares of
                                $1.00 each

Issued share capital:           $1000 divided into 1000 ordinary shares of
                                $1.00 each

Directors' full names:          N.D.S. Limited

Secretary's full name:          N.D.S. Limited

Accounting reference date:      None

Mortgages/charges over Shares   None
or Company's assets:





                                      44b

                                   SCHEDULE 2
                                   ----------



                               CLOSING DELIVERIES



PART ONE
--------

Sellers' Obligations. On Closing the Sellers shall deliver or procure that there is delivered to the Purchaser:


     1.1  General.

          All statutory books and records of DNI

     1.2 Board Resolutions of the Group Companies. On Closing the Sellers shall procure the passing of board resolutions of:

          - Resignations of directors of DNI.

          - Resignations of secretary of DNI.

     1.3  Shareholder Resolutions of the Group Companies.

     1.4  Updated Disclosure Letter.

          Disclosing events that took place between signing and closing that might otherwise constitute a breach of a Warranty, but will not constitute a breach unless resulting from a deliberate act or omission knowingly undertaken on the part of the Sellers to breach a Warranty if it were repeated on Closing.

     1.5  Share Transfers.
          (a) Executed transfers of the Shares in favour of the Purchaser (or its nominee(s)) together with the share certificates for the Shares or, in the case of any lost certificate, an indemnity satisfactory to the Purchaser.

     1.6  Opinions.

          (a) Legal opinions of local counsel of Sellers discussing, among other things, all corporate matters being addressed or affected by the transactions.

PART TWO
--------

Purchaser's Obligations. On Closing, the Purchaser shall deliver or procure that there is delivered to the Sellers:

     1.1  Board  Resolutions.
          (a) copies (certified by an officer of the Purchaser to be a true copy) of the resolutions of the Purchaser Board issuing or authorising the Acquisition, payment of the First Payment and the Additional First Payment and the appointment of the Sellers' Director to Purchaser's Board.

     1.2  Shareholder Resolutions.

          Copies (certified by an officer of the Purchaser to be a true copy) of the resolutions of the Purchaser Shareholders approving the Acquisition and any other matters required to enable Closing to take place.

     1.3  Consideration.

          (a) the payment to Sellers of the First Payment in cleared funds and all interest pursuant to section 3.7.

          (b) the Consideration Securities.

                                   SCHEDULE 3A
                                   -----------


                                   WARRANTIES
                                   ----------


                         Warranties given by the Sellers


1.   Accuracy of Recitals and Schedules

     1.1 The particulars relating to the Shares and the Assets set out in the recitals and the Schedules to this Agreement are true and accurate.

     1.2 All references in this Schedule to the Seller shall be deemed to include references to all Sellers and those members of the Group which own or control the Assets (whether directly or indirectly, legally or beneficially).

CAPITAL

2.  Capital

     2.1 The Shares are fully paid and are beneficially owned and registered as set out in Schedules 1B and 1C free from any Encumbrance or any claim to, or Contract to grant, any Encumbrance.

     2.2 The DNI Seller is entitled to sell and transfer the full legal and beneficial ownership of the Shares to the Purchaser on the terms set out in this Agreement.

     2.3 DNI has not allotted or issued any share capital other than the shares shown in Schedules 1B and 1C as being issued.

     2.4 No Contract has been entered into which requires or may require DNI to allot or issue any share or loan capital and has not allotted or issued any securities which are convertible into share or loan capital.

     2.5 DNI has not had any interest, or has at any time. during the period of 6 years ending on the date of this Agreement had any interest, in the share capital of any body corporate save as specified in Schedule 1C.

     2.6 Other than as specified in Schedule 1C, DNI does not have nor ever has had, any subsidiary undertakings.

     2.7 The information contained in Schedules 1B and 1C is true, complete and accurate in all material respects.

ASSETS

3.   Ownership Of Assets

     3.1 The Seller or a member of the Group is entitled to sell and transfer and the Seller is entitled to procure the sale and transfer of the full legal and beneficial ownership of the Assets to the Purchaser on the terms set out in this Agreement.

     3.2 The Seller has not, nor has the relevant member of the Group parted with the ownership, possession or control of, or disposed or agreed to dispose of, or granted or agreed to grant any right of pre-emption in respect of its estate or interest in any of the Assets or any material portion of any copy of the Customer database .

     3.3 None of the Assets is subject to any encumbrance (including, without limitation any debenture, mortgage, charge, lien, deposit by way of security, bill of sale, lease, hire-purchase, credit-sale or other agreement for payment on deferred terms, option or right of pre-emption) or any agreement of commitment to give or create any of the foregoing.

     3.4 The Assets comprise all the material assets used by RE and DNI to produce the 2005 PBT and since 1 January 2005 no such assets have been transferred from RE and DNI to a third party or retained by RE.

4.   Intellectual Property Rights

     4.1 All Intellectual Property Rights (to the extent that they exist) subsisting in the assets listed in paragraphs 2 and 4 of Part I and all of Part II of Schedule 1A are legally and beneficially owned by Seller free from any Encumbrance (other than as specified in relation to the New Zealand trade marks specified in Schedule 1A)..

     4.2 The Sellers have not received: (a) notice in writing; or (b) a formal notice in the last 6 months other than in writing; that any of the Intellectual Property Rights (to the extent that they exist) subsisting in the assets listed in paragraphs 2 and 4 of Part I and all of Part II of Schedule 1A are not valid, subsisting and enforceable. In respect of such Intellectual Property Rights, as far as the Sellers are aware, without having made enquiry, all renewal fees have been duly paid.

     4.3  In respect of the Domain  Names  listed in  paragraph  2 of Part II of
          Schedule 1A there are and have been no: (a) claim in writing; nor (b) formal claim in the last 6 months other than in writing, notified by a third party to the Sellers, and as far as the Sellers are aware none are pending or threatened or will arise, impugning the title, validity or enforceability of those URL or claiming any right or interest in such URL.

     4.4 No Contract or consent in respect of any of the Intellectual Property Rights (to the extent that they exist) subsisting in the assets listed in paragraphs 2 and 4 of Part I and all of Part II of Schedule 1A has been entered into or given by the Seller or any member of the Seller's Group in favour of any third party and so far as the Sellers are aware, but without having made enquiry, neither the Seller nor any member of the Seller's Group is obliged to enter into or grant any such Contract or consent.

          4.4.1 As far as the Sellers are aware, but without making enquiry, there is, and has been, no infringement of any Intellectual Property Rights held by the Sellers in respect of the Assets.

          4.4.2 No: (a) claim in writing; nor (b) formal claim in the last 6 months other than in writing; has been received by the Sellers alleging an infringement of the Intellectual Property Rights of a third party.

     4.5 Complete and accurate copies of all licences, sub-licences and other agreements whereby the Seller or any member of the Seller's Group is licensed or otherwise authorised to use the Intellectual Property Rights of a third party or whereby the Seller or any member of the Seller's Group licenses or otherwise authorises a third party to use Intellectual Property Rights used in or held in relation to RE are attached to the Disclosure Letter. So far as the Sellers are aware, all of them are in full force and effect, no written notice having been given to terminate them, and all material obligations of all parties in respect of them have been complied with in all material respects and no material disputes have arisen in respect of them.

5.   Capacity and Consequences of Sale

     5.1 The Seller has the requisite power and authority to enter into and perform this Agreement.

     5.2 Save in relation to the substitution as the contracting party of the Seller or the relevant member of the Seller's Group by the Purchaser, so far as the Sellers are aware, compliance with the terms of this Agreement does not and will not:

          (a)  conflict with or constitute a default under any provision of:

               (i) any agreement or instrument to which the Seller or any member of the Group is a party; or

               (ii) the  Seller's  or any member of the  Group's  memorandum  or articles of association; or

               (iii) any loan to or mortgage created by the Seller or any member of the Group or any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character to which any of the Assets is subject or by which the Seller or any member of the Group is bound;

          (b) relieve any other party to a contract with the Seller or any member of the Seller's Group in relation to such party's obligations or enable it to vary or terminate its obligations under that contract;

          (c)  result   in  the   creation,   imposition,   crystallisation   or
               enforcement of any Encumbrance of any nature on any of the Assets;

          (d) result in any present or future indebtedness of the Seller or any member of the Group becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of any of the Seller or any member of the Group being withdrawn;

6.   Seller's Other Interests

     Neither the Sellers nor any member of the Group, nor as far as the Sellers are aware, any Connected Person of the Sellers, has any , direct or indirect interest in any business which directly competes with the business of the supply of online Casino, online Poker, online Sportsbetting or online Horseracing carried on by RE.

7.   Licences and Consents

     The Seller has all licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals and authorities necessary for conducting the RE business in Antigua and Barbuda and in the manner in which the RE business is now conducted ("Licences"). All such Licences (copies of which are enclosed with the Disclosure Letter) are valid and subsisting and have been complied with in all material respects. To the best of the knowledge, information and belief of the Sellers, there is no investigation, enquiry or proceeding outstanding which will result in the suspension, cancellation, material modification or revocation of any of the Licences. So far as the Sellers are aware none of such Licences has been breached in any material particular or suspended, cancelled, refused, modified or revoked.

ACCOUNTS AND RECORDS

8.   Accounts

     8.1 For the purpose of this paragraph "Accounting Standards" means International Financial Reporting Standards.

     8.2  The Accounts (copies of which are attached to the Disclosure Letter):

          (a) will have been prepared and audited in accordance with the historical cost convention, and in accordance with Accounting Standards; and

          (b) will give a true and fair view of the financial position of DNI and RE as at the Accounts Date and the results of their operations and cashflow for the six month period then ended.

9.   Books and Records

     The Seller's accounting records, books, ledgers, and other financial records relating to DNI and RE are up to date and contain accurate details of all transactions relating to RE and DNI.

10.  Position since Accounts Date

     10.1 Since the Accounts Date:

          (a) the business of RE has been carried on in a normal and proper manner and in the same manner (including nature and scope) as in the 12 months preceding the Accounts Date;

          (b) there has been no material adverse change in the financial or trading position of RE including any material adverse change in respect of turnover, profits, margins of profitability, liabilities (actual or contingent) or expenses (direct or indirect); and

          (c) neither the Seller nor any member of the Group has entered into any unusual contract or commitment in relation to the business carried on by RE, including, without limitation, capital expenditure, or otherwise departed from its normal course of trading;

          (d) the Seller has and each member of the Seller's Group has paid its creditors relating to the business carried on by RE within the times agreed with them;

11.  Insolvency

     11.1 No receiver or administrative receiver or manager has been appointed in respect of the whole or any part of the assets or undertaking of the Seller or any member of Group (including the Assets).

     11.2 No administration order has been made and no petition has been presented for such an order in respect of the Seller or any member of the Group.

     11.3 No meeting has been convened at which a resolution will be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding-up of the Seller or any member of the Group or for the appointment of any provisional liquidator. Neither the Seller nor any member of the Group has called any formal or informal meeting of all or any of its creditors.

     11.4 No distress, execution or other process has been levied on or applied for in respect of any asset of the Seller or any member of the Group (including the Assets).

     11.5 Neither the Seller nor any member of the Group has stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent.

     11.6 No unsatisfied judgment, order or award is outstanding against the Seller or any member of the Group and no written demand under any insolvency statute has been made against the Seller or any member or the Group and no distress or execution has been levied on, or other process commenced against, any part of the Assets.

     11.7 Neither the Seller nor any member of the Group and none of the directors of the Seller nor any member of the Group has consulted a person qualified to act as an insolvency practitioner with a view to minimising the potential loss to the creditors of RE's business.

     11.8 In relation to the business of RE and DNI, neither the Seller nor any member of the Group has given or received any preference, in either case within the period of 2 years ending on the date of this Agreement.

     11.9 No circumstances have arisen which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in paragraphs 11.1 to 11.7 above.

COMMERCIAL AND FINANCIAL

12.  Contracts and Outstanding Offers

     12.1 So far as it is aware the Seller has and each member of the Group has observed and performed in all material respects all the terms and conditions on its part to be observed and performed under its contracts listed in paragraph 1 of Schedule 1A (the "Contracts").

     12.2 The Purchaser (as successor to the Seller or such member of the Group) will not, as a result of any obligation which the Seller or such member of the Group has entered into, be required after the date of this Agreement to undertake any work or supply any goods or services relating to the business carried on by RE and DNI except on normal commercial terms under a Contract entered into on or before the date of this Agreement.

     12.3 No offer, tender or the like in respect of the Assets which is capable of being converted into an obligation of the Seller or a member of the Group by an acceptance or other act of some other person is outstanding, except in the ordinary course of conducting the business carried on by RE or DNI.

     12.4 All of the Contracts are on an arm's length basis.

13.  Material Contracts

     13.1 So far as the Sellers are aware, the Seller is not, nor is any member of the Group, a party to any material contract or arrangement relating to the business carried on by RE which:

          (a)  the Seller believes may result in a loss; or

          (b)  involves payment by reference to fluctuations in any index; or

          (c) is for the supply of goods or services by or to the Seller or any member of the Group on terms under which retrospective or future discounts, price reductions or other financial incentives are given; or

          (d) is a guarantee, indemnity, surety or form of comfort in respect of the obligations of a third party, under which any liability or contingent liability is outstanding; or

          (e) is for the provision of management or similar services and which is not terminable on less than three months' notice without compensation; or

          (f)  is dependent on the guarantee or security of any other person.

14.  Agencies, Etc.

     14.1 The Seller is not, nor is any member of the Group in relation to the business carried on by RE, a party to:

          (a) any agreement or arrangement which restricts its freedom to carry on the whole or any part of the business of RE and DNI in any part of the world or to use or exploit any of the Assets in such manner as it thinks fit; or

          (b) any hire purchase, conditional sale, credit sale, leasing, hiring or similar arrangements.

15.  Business Names

     RE does not carry on its business under a name other than Real Entertainments Real Entertainment Ltd or Sportsbetting.com, RaceBook.com, Win4real.com, Sexbet.com, or under any of the Domain Names and, -Sellers have not received any notification in writing of a claim which might prevent RE from continuing to carry on its business under such names were it to continue owning those assets.

16.  Vulnerable Antecedent Transactions

     Neither the Seller nor any member of the Seller's Group has been party to a transaction pursuant to or as a result of which any of the Assets is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person.

17.  Litigation and Defaults

     17.1 Neither the Seller nor any member of the Group is engaged in any civil, criminal, tribunal, administrative, arbitration or other proceedings affecting the business of RE or DNI as plaintiff or defendant except as plaintiff for collection of debts not exceeding an aggregate of $20,000 and so far as the Sellers are aware, but without having made enquiry, there are no such proceedings pending or threatened by or against the Seller or any member of the Group.

     17.2 So far as the Seller is aware there has not been any material default by the Seller or any member of the Group under any agreement or arrangement to which it is a party in relation to the business carried on by RE and no claim of any such material default has been made and is outstanding.

     17.3 So far as the Sellers are aware, but without making enquiry, neither the Seller nor any member of the Group is the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body in relation to the business of RE and DNI.

EMPLOYMENT

18.  Employees

     No employees are employed in RE and DNI has no employees.

19.  Pensions

     Neither RE nor DNI has any pension schemes or pension obligations.

CORPORATE

20.  Company Law Matters

     20.1 Compliance has been made with all legal requirements in connection with the formation of DNI and all issues and grants of shares, debentures, notes, mortgages or other securities of DNI.

     20.2 The copy of the memorandum and articles of association of DNI attached to the Disclosure Letter is true and complete. Each Group Member has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and all such resolutions and agreements.

     20.3 All returns, particulars, resolutions and other documents required to be filed with or delivered to the relevant authority in Antigua by each Group Member or any of its officers have been correctly and properly prepared and so filed and delivered, and no such returns, particulars, resolutions or other documents have been so filed or delivered during the period of 14 days ending on the date of this Agreement.

     20.4 The statutory books (including all registers and minute books) of each Group Member have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received. 1.1

                                   SCHEDULE 3B
                                   -----------


                              SELLER TAX WARRANTIES
                              ---------------------


1. DNI has paid all taxes duties and other imposts due and required to be paid by the relevant tax authorities in Antigua.

2. As far as the Seller is aware, but without having made enquiry DNI does not have a permanent establishment or business presence in any part of the world other than Antigua.

                                   SCHEDULE 3C
                                   -----------


                             PURCHASER'S WARRANTIES
                             ----------------------


1. The audited balance sheets and profit and loss accounts of World Gaming plc and its Subsidiaries, consolidated where applicable, (the "WG Accounts") for the year ended 31 December 2004 (the "Balance Sheet Date") have been properly prepared on a consistent basis in accordance with generally accepted accounting principles, standards and practices so as to give at the Balance Sheet Date a true and fair view of the then state of affairs of World Gaming plc and its Subsidiaries and of their profit and losses for the period ended on that date.

2. The WG Accounts contain either provisions adequate to cover, or particulars and notes of, all liabilities (whether quantified or contingent) and all capital commitments of the World Gaming plc and its Subsidiaries at the Balance Sheet Date.

3.   Since the Balance Sheet Date:

     3.1 World Gaming plc and its Subsidiaries have carried on their respective businesses in the normal and proper course;

     3.2 there has been no material adverse change in the financial or trading position or prospects of World Gaming plc or any of its Subsidiaries;

     3.3 neither World Gaming plc nor any of its Subsidiaries has entered into a contract or commitment otherwise than in the normal course of business; and

     3.4 no dividends or other distributions have been declared, made or paid by World Gaming plc.

4. World Gaming plc and its Subsidiaries have good title to all of their assets as shown in the WG Accounts, subject only to disposals in the normal course of business.

5. No order has been made, petition presented or resolution passed for the winding up of World Gaming plc or any of its Subsidiaries; no distress, execution or other process have been levied in respect of World Gaming plc or any of its Subsidiaries during the past three years; there are no outstanding or unsatisfied judgments or Court orders against World Gaming plc or any of its Subsidiaries; and there has been no material delay by the World Gaming plc or any of its Subsidiaries in the discharge of any monetary obligation due to be discharged by it.

6. Neither World Gaming plc nor any of its Subsidiaries nor a person for whom any of them is or may be liable, vicariously or otherwise, is engaged in or affected by criminal or civil litigation or arbitration proceedings which, individually or collectively, are or are likely to be of material importance, and no proceedings are, to the best of the Purchaser's knowledge and belief, threatened or pending.

7. There are no material facts or circumstances known or which, on reasonable enquiry, would be known to World Gaming plc which, if disclosed to the Sellers, might have influenced them in determining whether to accept the allotment of shares of World Gaming plc in satisfaction of the whole or part of the consideration for the Shares and the Assets.

8. The Purchaser is not aware of any reason for the significant increase in the published price for shares in the capital of World Gaming since June 2005.

9. So far as it is aware, the Purchaser holds all necessary permits, authorisations, licences and consents to enable it to carry on its business as a software licensor in all parts of the world where such businesses are conducted.

10. So far as it is aware, the Purchaser has not, in carrying on its business activities, infringed the intellectual property rights of any third party.

11. Neither the Purchaser nor any of its Subsidiaries is engaged in any civil, criminal, tribunal, administrative, arbitration or other proceedings affecting its business as plaintiff or defendant except as plaintiff for collection of debts not exceeding an aggregate of $200,000, and there are no such proceedings pending or threatened by or against the Purchaser or any of its Subsidiaries.

12. So far as the Purchaser is aware there has not been any default by Purchaser or any of its Subsidiaries under any agreement or arrangement to which it is a party and which is material in relation to its business and no material written claim of any such default has been made and is outstanding.

13. So far as the Purchaser is aware, neither the Purchaser nor any of its Subsidiaries is the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body in relation to its business.

                                   SCHEDULE 4
                                   ----------


                               SELLERS' PROTECTION
                               -------------------


1.   General

1.1 The provisions in this Schedule 4 shall operate to limit the liability of the Sellers to the Purchaser under the Warranties, and otherwise under this Agreement and to establish certain procedures for dealings with claims under this Agreement in relation to the Warranties and otherwise.

1.2 In this Schedule "Claim" means a claim against the Sellers under the Warranties, each of which specifies in reasonable detail the matter giving rise to the claim, (together with fully supporting documentation relating thereto) the nature of the claim and to the extent reasonably practicable the amount claimed, and including an opinion of counsel of at least 10 years standing that such claim has a reasonable prospect of success and is not frivolous or vexatious.

1.3 Right of Set-Off

     (a) The Sellers shall have no liability for a Claim unless they receive from the Purchaser written notice of the Claim in which event if the Sellers accept the Claim they will satisfy it or dispute the Claim in accordance with the provisions of this Schedule.

     In the event of a dispute pursuant to this Section such dispute shall be resolved by reference to and in accordance with the provisions of Paragraph 2.2 below.

     (b) If, prior to the date at which any Additional Consideration becomes payable, the Purchaser shall have given notice to the Sellers of a Claim, the Purchaser shall be entitled to deduct from the aggregate amount otherwise then payable to the Sellers of the Additional Consideration a sum equal to the amount of the Claim as aforesaid. Any amount deducted from any payment of Additional Consideration pursuant to this paragraph 1.3(b) shall be paid into the Escrow Account, until such Claim has been settled between the Purchaser and the Sellers or otherwise determined (and "settled" and "determined" shall have the respective meanings ascribed thereto in this Schedule 4) to be held by the Solicitors on the terms set out in Schedule 6 .

     (c) In the event that the amount of a Claim exceeds any individual proposed Additional Consideration payment the balance may be set-off in the same way against the next Additional Consideration payments (if any).

     (d) The parties shall confirm in writing to the Sellers' Solicitors and the Purchaser's Solicitors immediately upon the settlement or determination of any such dispute with respect to a Claim and to whom the amount is payable.

2. Settlement or Determination of Claim; Time Limit; Maximum and Minimum claim amounts

2.1 Subject to the remaining provisions of this Schedule 4, any Claim which has become due and payable by the Sellers to the Purchaser hereunder shall be dealt with by the Purchaser setting-off the amount of the Claim against the Additional Consideration in accordance with Section 1.3(b) of this Schedule and Schedule 6

2.2 A Claim shall be regarded as settled, determined or withdrawn for the purposes of this Schedule 4 and to the extent that either:

     2.2.1 the Sellers and the Purchaser shall so expressly agree in writing;



     2.2.2 the Supreme Court in England and Wales has awarded judgment in respect of the Claim (with no right of appeal); or



     2.2.3 the Claim has been withdrawn by the Purchaser or has otherwise been struck out, discontinued or dismissed (in which case the Claim shall, for the purposes of this Schedule 4 be treated as having been settled for no sum and all of the monies paid into the Escrow Account shall be payable to the Sellers in accordance with the terms of this Agreement).



2.3 Following the settlement or determination of any Claim pursuant to paragraph 2.2. the Purchaser and the Sellers shall give instructions to the Sellers' Solicitors and the Purchaser's Solicitors that an amount in cash equal to (i) the amount paid into the Escrow Account less (ii) a sum equal to the amount (if any) for which such Claim shall have been settled or determined plus (iii) interest on the aggregate of (i) less (ii) held in or accrued in respect of the Escrow Account Monies shall immediately be paid to the Sellers.



2.4. If any payment is made by the Sellers to the Purchaser under the Warranties or under this Agreement, it shall be treated as a reduction in the Consideration under this Agreement.

2.5 The Sellers shall have no liability in respect of any Claims unless written notice of a Claim is served on the Sellers specifying in reasonable detail and, to the extent reasonably practicable, the amount and the nature of the Claim and giving full details of the specific matter in respect of which the Claim is made no later than: (a) the first anniversary of the Effective Date in respect of Warranties 1 to 7 and 12 to 20 inclusive; and (b) 30 April 2007 in respect of Warranties 8 to 11 inclusive; and unless legal proceedings in respect of such Claim are served on the Sellers within six months after written notice of the Claim has been given to the Sellers.

2.6 Notwithstanding the provisions of this Agreement.

     2.6.1 the aggregate liability of the Sellers in respect of all Claims shall be limited to the sum of $42,000,000 in cash.

     2.6.2 the Sellers will be under no liability in respect of any Claim where the amount for which the Sellers would be liable under such Claim is less than $50,000.

     2.6.3 the Sellers will be under no liability in respect of any Claim (of or greater than the amount specified in paragraph 2.4.2) unless the amount of their liability in respect of such claim is (when aggregated with their liability in respect of any other such claim or claims made by the Purchaser) in excess of $500,000;

3. Actions of the Purchaser

3.1 The Sellers shall have no liability to the Purchaser if the Claim arose because the Sellers undertook or carried out an act, or omitted to do something, otherwise than in the ordinary course of business, or at the written request, or with the written consent, of any member of the Purchaser Group (other than any Group Company) whether before or after the date of this Agreement.



3.2 The Sellers shall have no liability to the Purchaser if the claim arose as a result of any action taken by a third party which relates in any way to the Content (or any part thereof) on the websites located at any of the URL's referred to in Schedule 1. The Sellers shall not be liable for any Claim asserted by any Customer or local or extra territorial authorities, [including, without limitation, the Federal Trade Commission,] in connection with the transfer by Sellers of Customer Data to Purchasers if conducted in accordance with Purchaser's reasonable instructions. Purchasers shall indemnify and hold harmless Sellers and each member of Sellers' Group from any Claim in connection with Purchasers acts or omissions with respect to Customer Data. In such connection, (i) Seller shall provide Purchaser with prompt written notice of the assertion of any such Claim and Purchaser shall have the authority and power to control the defense and/or settlement thereof, subject to the right of Seller to participate in any such proceeding at its own expense with counsel of its own choosing, and (ii) Seller shall not agree to the settlement of any such claim, action or proceeding without the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

4. Changes in the Law

The Sellers shall have no liability whatsoever in respect of any Claim

4.1 to the extent that the Claim would not have arisen or not been increased but for the passing of, or any change in, after the Effective Date, any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body; or

4.2 to the extent that it arises or is increased as a result of any change after the Effective Date in the accounting bases, policies or practices applied in preparing any accounts after Closing; or

4.3 to the extent that it arises or is increased as a result of an increase in rates of taxation after the Effective Date.

5. Relief / set-offs against the claim

     The Sellers shall have no liability for any Claim to the extent of any corresponding savings by or net benefit to any member of the Purchaser Group or DNI or the Assets arising from the transaction giving rise to the Claim.

6. Satisfaction of claim by other persons/means; insurance

6.1 Nothing in this Schedule 4 shall in any way restrict or limit the general obligation at law of the Purchaser or the business to mitigate any loss or damage which it may suffer in consequence of any event giving rise to any Claim under this Agreement.

6.2 The Sellers' liability in respect of a Claim will be reduced (after deduction of all reasonable expenses of recovery) to the extent that it relates to any loss for which the Purchaser Group or DNI recovers any amount from insurance or other indemnity protection.

7. Conduct of claims

7.1 If the Purchaser becomes aware of any matter which might give rise to a Claim under this Agreement, the following provisions shall apply:-

7.1.1 the Purchaser shall provide written notice of such breach of potential breach to the Sellers and 30 Business Days to rectify such potential breach;

7.1.2 if the claim in question is a result of or in connection with a claim by or liability to a third party then, subject to being paid all reasonable costs and expenses, the Purchaser shall provide to the Sellers and to the Sellers' professional advisers reasonable access and on reasonable notice to premises and personnel and to any relevant assets, documents and records within their power, possession or control for the purpose of investigating the event and enabling the Sellers to take such action as is referred to in paragraph 8.1.3 below; and

7.1.3 the Sellers (at its their own expense) shall be entitled to take copies of any documents or records and photograph any premises or assets as referred to in paragraph 8.1.2 below;

7.2.1 If the claim in question is a result of or in connection with a claim by or liability to a third party then the Sellers shall, at their own expense, have the conduct of the matter which is the subject of the Claim and shall act reasonably in such conduct, taking into account the interests of the Purchaser; the Purchaser agrees not to make any admission of liability, agreement, or compromise with any person, body or authority in relation to the Claim without the prior approval in writing of the Sellers ;

7.2.2 the Purchaser shall be kept reasonably informed of all matters pertaining to a Claim and shall be entitled to see copies of all related correspondence and notes or other written records of telephone conversations or meetings;

7.2.3 all written communications pertaining to a Claim which are to be transmitted to any statutory or governmental authority or body whatsoever shall be copied to the Purchaser;

7.2.4 no admission of liability shall be made by or on behalf of the Purchaser and the claim shall not be compromised, disposed of or settled without the written consent of the Purchaser.

7.2.5 The Sellers and the Purchaser shall, and shall procure that all of their agents, if any shall, keep confidential all information which they receive about the Group, and/or the Purchaser or their affairs or business as a result of this paragraph 7.

8. Recovery from other persons

8.1 If at any time the Sellers have paid an amount in discharge of any Claim under this Agreement and the Purchaser subsequently becomes entitled to recover from some other person (including without limitation, any insurers) any sum in respect of any Claim then the Purchaser shall:

8.1.1 undertake all appropriate steps to enforce or procure such recovery; and

8.1.2 as soon as reasonably practicable supply all information which relates to such recovery to the Sellers including reasonable details of any steps taken to enforce or procure such recovery and copies of all relevant correspondence and documents relating to the same; and

8.1.3 account to the Sellers in respect of any amount so recovered (after deduction of all costs and expenses of the recovery reasonably incurred and less any Tax liability of the Purchaser or the business in respect of the amount recovered,) within 10 Business Days of making such recovery.

8.2 The Sellers shall not be liable in respect of any Claim to the extent the Purchaser has recovered from a third party a sum which is referable to the subject matter of the Claim has been made good or is otherwise paid for at no cost whatsoever to the Purchaser.

9. Miscellaneous

9.1 The Purchaser shall not be entitled to recover more than once in respect of one event giving rise to a Claim.

9.2 No Claim shall arise in respect of Taxation matters under the Warranties.

9.3 The Purchaser undertakes to retain or to procure the retention of all such books, records, accounts, correspondence and other papers relating to DNI and to the Assets as are likely to be material in the context of the liability of the Sellers under the Warranties or this Agreement during the subsistence of the liability of the Sellers under the Warranties or this Agreement (as the case may be).

9.4 If any dispute arises between the parties with respect to paragraph 9.1 of this Schedule 4 then the provisions of Schedule 6 shall apply.

9.5 The provisions of this Schedule 4 shall not apply to the Sellers where any Claim which arises or is increased, or to the extent which it arises or is increased, as the consequence of, or which is delayed as a result of fraud, wilful misconduct or wilful concealment by the Sellers or any officer of any of the Sellers.

9.6 If any potential claim shall arise by reason of a liability which is contingent only, then the Sellers shall not be under any obligation to make any payment in respect of such claim until such time as the contingent liability ceases to be contingent and becomes actual.

9.7 The Purchaser confirms to the Sellers that it is not aware at the date of this Agreement, after discussion with its accountants and solicitors, of any matter or thing which in its reasonable opinion will or may give rise to any Claim.

9.8 The Purchaser shall not be entitled to assign the Warranties and shall not be taken to hold the benefit of the Warranties for its successors in title to the Shares or the Assets.

9.9 A person which is not a party to this Agreement (other than a member of the Purchaser Group) has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms but this does not affect the rights or remedies of a third party which exist or are available apart from that Act.

9.10 The Sellers shall not be liable for a claim under the Warranties which would not have arisen but for anything occurring after Closing.

                                   SCHEDULE 5
                                   ----------


                        RESTRICTIONS FOLLOWING ADMISSION
                        --------------------------------


For the avoidance of doubt, none of the restrictions contained in this Schedule 5 shall apply to any Consideration Securities which the Sellers choose to sell or otherwise dispose of to satisfy a Claim, save that the Sellers will at all times comply with the provisions of Section 5 of this Schedule).

     1.   Restrictions:

     The Sellers agree with the Purchaser that, save as provided in paragraph 2 of these restrictions or otherwise provided via written consent by Purchaser or Purchaser's Nominated Broker (the "Restrictions") , they will not sell, transfer, charge, pledge or otherwise dispose or agree to dispose of any of the Consideration Securities provided that:

          (a) such restrictions shall apply to all Consideration Securities issued to the Sellers pursuant to the terms of this Agreement for a period of twelve months from the Effective Date and

          (b) all Consideration Securities issued to the Sellers pursuant to the terms of this Agreement shall, after the expiry of the first anniversary of the Effective Date, be without the sale restrictions above; however, any sales made shall be effected through Purchaser's nominated broker and with the consent of the Purchaser's provided that the price and brokers' commission applicable to the disposal are overall on terms such that the net proceeds to be received by the Sellers in respect of such disposal are not less than the proceeds that would be received by the Seller based on market terms quoted by any other reputable stockbroker or dealer in securities in respect of the same disposal as identified to the nominated broker (who shall be notified of the proposed disposal in advance and given 24 hours within which to match such terms), which consent shall not be unreasonably withheld;



     2.   For the avoidance of doubt:

          (a) all of the Restrictions shall cease to apply to any Consideration Shares which are disposed of; and

          (b) all of the Restrictions shall cease to apply after the expiry of 24 months from the date Effective Date.



     3.   Voting Restrictions.

         Subject always to Section 6.3. of the Agreement, until the expiry of two years from the Effective Date the Seller shall accept the voting directions imposed by the Purchaser's nominated broker in relation to any World Gaming shareholder resolutions concerning the composition of the Purchaser's Board

          (a) Exclusions: The restrictions contained in paragraph 1 of these restrictions shall not apply:

               (i) to an acceptance of a general offer for the share capital of the Purchaser made in accordance with The City Code on Takeovers and Mergers (the "City Code") or, in response to a request from the offeror, the provisions of an irrevocable undertaking to accept such offer or a sale of shares to an offeror during an offer period (within the meaning of the City Code) provided that the acceptance of any such offer is given upon or after such offer becoming or being declared unconditional; or

               (ii) to any  compromise or  arrangement  under Section 425 of the
                    Companies Act 1985 providing for the acquisition by any person (or group of persons acting in concert (within the meaning of the City Code) of 50 per cent or more of the equity share capital of the Purchaser; or

               (iii) to any scheme of  reconstruction  under  Section 110 of the
                    Insolvency Act 1986 in relation to the Purchaser; or

               (iv) to a sale pursuant to any intervening court order; or

               (v)  to any transfer for tax or estate planning purposes.

          (b) Furthermore, in the event that a person who at the date hereof does not have a Controlling Interest in World Gaming, shall obtain such a Controlling Interest, all of the Restrictions shall immediately cease to apply.

4. Intra-group Transfers: The restrictions contained in Section 1 of these restrictions shall not prevent any title to or interest in any Consideration Securities being sold, transferred or otherwise disposed of by any corporate shareholder to its ultimate holding company or any of its subsidiary undertakings, or to any subsidiary undertaking of its ultimate holding company provided that:

     any such transferee shall first agree with the other parties to this Agreement to be bound by the restrictions as regards such interests in such manner as may be reasonably satisfactory to the other parties to this Agreement; and

     in the event that any such transferee ceases to be the ultimate holding company or a subsidiary undertaking of the transferor or of such an ultimate holding company, any such interest in any Consideration Securities will first be retransferred to the original transferor, its ultimate holding company or any subsidiary undertaking of its ultimate holding company.

5. The Sellers agree with the Purchaser that whilst the Restrictions apply the sale of any Consideration Securities in accordance with the terms of this
     Schedule 5 shall:

     (a) take place only following consultation (which for the avoidance of doubt means reasonable notice to the Purchaser to ascertain any applicable blackout periods or other applicable restrictions) with the Purchaser on the form, value and timing of the sale; and

     (b) be effected only in accordance with any obligations the Sellers may have under Rule 21 of the AIM Rules.

                                   SCHEDULE 6
                                   ----------


                           ESCROW ACCOUNT ARRANGEMENTS
                           ---------------------------
                                 CASH COMPONENT
                                 --------------


This Schedule 6 sets out the terms on which the Sellers and the Purchaser irrevocably instruct the Solicitors to control the sums to be paid pursuant to paragraph 1.3(b) of Schedule 4 to this Agreement (together with interest accruing therein "the Escrow Funds") in the Escrow Account on trust for the Sellers and the Purchaser.

1. The Solicitors shall establish the Escrow Account with Barclays Bank Plc in a suitable tax efficient jurisdiction in their joint names at least 2 Business Days prior to Completion.

2.   The  Escrow  Account  shall  be  maintained  as  a  separately   designated
     interest-bearing account and all the Escrow Funds shall be held therein.

3.   The Solicitors shall control the Escrow Funds in the Escrow Account.

4. Any payments from the Escrow Account shall be made by the Solicitors as soon as is reasonably practicable after receipt by the Solicitors of written instructions in accordance with this Agreement from each of the Sellers and the Purchaser respectively.

5. The Solicitors shall be authorised to make payments from the Escrow Account to the Purchaser or the Sellers on receipt of written notice signed by the Sellers and the Purchaser stating that pursuant to Schedule 4, a payment is required to be made by the Sellers to the Purchaser (or vice versa), the amount due shall be transferred in accordance with the provisions of paragraphs 7 or 8 below (as the case may be).

6. The Solicitors shall not deal with the Escrow Funds except in accordance with the provisions of this Agreement or with written instructions signed by the Sellers and the Purchaser in accordance with paragraph 5.

7. If any payment falls to be made out of the Escrow Account to the Purchaser any payments shall be made to Joelson Wilson & Co to the following account:

         Account Name:              Joelson Wilson & Co - client premium account

         Bank:                      Barclays Bank Plc

         Sort Code:                 20-36-47

         Account No:                40486655

8. The Solicitors shall be entitled to withdraw from the Escrow Funds an amount of tax on any interest earned in respect of the Escrow Funds for which they are or may become liable.

9. The Escrow Funds shall not be used for any other purpose other than as set out herein.

10. The Solicitors shall not be deemed to be a trustee and shall have no obligations save for those set out in this Agreement.

11. The Solicitors are authorised and directed to assume without enquiry that any letter, notice or other documents purporting to be given to them by the Sellers or the Purchaser has been duly and validly given and has been signed by a person authorised to do so.

12.  The   Solicitors   shall  not  be  liable  for  acting  on  any  statement,
     notification or instruction, direction, advice or opinion sent by or contained in a letter, notice or other document even though the same may contain some error or may not be authentic.

13. The Solicitors may make or authorise the making of any deduction or other withholding required by law (including, without limitation, in respect of taxation) from any payment out of the Escrow Account.

14. The Sellers and the Purchaser hereby agree that neither the Solicitors nor their partners, employees and agents shall be liable for any loss or damage occurring as a result of any act or omission made by it in good faith or by reason of any other matter or thing (save arising out of fraud on the part of the Solicitors or its partners, employees or agents).

15. If any notice or other communication purporting to conform with the provisions of this Agreement fails in the reasonable opinion of one of the Solicitors so to conform that Solicitor shall as soon as practicable inform the other Solicitor, and neither Solicitor shall be obliged to take any action whatsoever until it either receives a notice or other communication which does so conform or receives an instruction signed on behalf of the Sellers and Purchaser.

16. If a Solicitor does so receive conflicting instructions within the meaning of paragraph 15 above and accordingly takes no action, the Solicitor shall not be responsible for any loss or expense incurred as a result of such action or inaction.

17. Notwithstanding that the Solicitors are not a party to this Agreement, the Solicitors shall be entitled to an indemnity from each of the parties hereto in respect of any liability incurred by the Solicitors in their capacity as escrow agent under this Agreement.

                                   SCHEDULE 7
                                   ----------


                          DISTRIBUTION OF CONSIDERATION
                          -----------------------------




                   All Consideration Securities to DNI Sellers
                  1/3 of the Cash Consideration to DNI Sellers
                    ----------------------------------------
                       2/3 of the Cash Consideration to RE

                                   SCHEDULE 8
                                   ----------


                         FORM OF SHARE ESCROW AGREEMENT
                         ------------------------------

     This Escrow Agreement is made this day of , 2005 by and among World Gaming plc, a corporation formed under the United Kingdom ("WG"), Opunosa Investment Inc., a corporation formed under the laws of Panama ("Opunosa") and Daniel Stewart & Co., as escrow agent (the "Escrow Agent").

                                R E C I T A L S:

     A. WG and Opunosa, among others, are parties to that certain Master Purchase Agreement (the "MPA") dated of even date herewith, pursuant to which, inter alia, Opunosa will sell to WG and WG will purchase from Opunosa the shares of DNI Holdings Limited ("DNI").
     B. Pursuant to Section 3 of the MPA, WG will issue to Opunosa certain Consideration Securities subsequent to the Closing as consideration for the its acquisition of the shares of DNI (the "DNI Shares") at Closing, which be held in escrow by the Escrow Agent until such time as the conditions for their release to Opunosa have been fulfilled.
     C. Capitalized terms used herein and not defined herein are used as defined in the MPA.

     In consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.   Establishment of Escrow.
     1.1 Once each month from November 2005 to January 2006 on the dates stated in the MPA, certain Consideration Securities, the number of which shall be determined in accordance with the provisions of Section 3.4 of the MPA (the "Second Payment Escrow Shares"), shall be issued and deposited by WG and delivered into a share escrow account (the "Escrow Account") to be opened with the Escrow Agent.
     1.2 In January 2006 certain Consideration Securities, the number of which shall be determined in accordance with the provisions of Section 3.5 of the MPA (the "Third Payment Escrow Shares"), shall be issued by WG and delivered into the Escrow Account.
     1.3 The Second Payment Escrow Shares and Third Payment Escrow Shares (together the "Escrow Shares") shall be known herein as the Escrow Shares.

2.   Distribution of the Escrow Shares.
     2.1 General. The Escrow Agent shall hold the Escrow Shares in the Escrow Account until such time as they are to be released in accordance with Section
2.2 hereof. The Escrow Agent hereby agrees to carry out the provisions of this Escrow Agreement.

     2.2 Release Requirements.
          2.2.1 Subject always to the provisions of Clause 2.2.3, the Escrow Agent shall release the Second Payment Escrow Shares in accordance with clause 4.3 under the MPA and deliver them to Opunosa.
          2.2.2 Subject always to the provisions of Clause 2.2.3, and subject to there being no outstanding Claims under the Warranties, the Escrow Agent shall release the Third Payment Escrow Shares not used to satisfy Claims under the Warranties in accordance with the terms of the MPA and deliver them to Opunosa.
          2.2.3 The Escrow Agent shall not sell any Escrow Shares nor be required to take any action in respect of any or all of the Escrow Shares unless it receives one of the following:
          (a) a written instruction executed by both WG and Opunosa; or
          (b) the final order of a Court of competent jurisdiction; (each an "Instructing Document").

          2.2.4 If the Escrow Agent receives an Instructing Document it shall comply strictly with any instructions contained therein provided it is not prevented from doing so in accordance with any law or regulation and if so prevented, shall promptly notify Opunusa in writing. The Escrow Agent shall not be concerned with the application of any Escrow Shares other than to act as set out in any Instructing Document.
          2.2.5 If the Escrow Agent reasonably believes that the instructions set out in any Instructing Document are not clear and unambiguous, the Escrow Agent in its discretion may suspend taking any action until it has received instructions which it reasonably believes are clear and unambiguous. The Escrow Agent shall have no liability to any party in the event it suspends taking action as set out in this Clause 2.2.5 and it shall not be the responsibility of the Escrow Agent to determine whether or not there are any outstanding Claims under the Warranties and the Escrow Agent shall have no liability to any party in the event that it releases any Escrow Shares in circumstances where there are outstanding Claims under the Warranties provided always that it complied with the terms of the relevant Instructing Document when so doing.

3.   The Shares.
     3.1 Dividends, Etc. Upon issuance of any Escrow Shares but effective from the Closing Date, Opunosa shall have the right to receive any and all bonus rights, cash dividends, interest and premiums declared and paid between Closing and such release on the Escrow Shares and upon issuance and subject to any voting restrictions specified in the MPA, the right to exercise all voting rights available to other holders of WG ordinary shares.
     3.2 The beneficial interest in the Escrow Shares belong to Opunosa and it shall be entitled to direct the Escrow Agent as to how any votes or other rights deriving from them shall be exercised and the Escrow Agent shall comply with such directions, except that the Escrow Agent shall not dispose of the Escrow Shares otherwise than in accordance with this Agreement.
     3.3 Compliance with Regulations. WG shall procure that the allotment and issuance of the Escrow Shares pursuant to this Escrow Agreement shall in all respects comply with all relevant statutory provisions, the Memorandum and Articles of Association of WG and the AIM Rules. The Escrow Shares, once issued, shall be subject to the restrictions set forth in Schedule 5 to the MPA.

4.   Escrow Agent.
     4.1 The Escrow Agent shall not in any way be bound or affected by a notice of modification or cancellation of this Escrow Agreement unless notice thereof is given to the Escrow Agent and executed by both WG and Opunosa, nor shall the Escrow Agent be bound by any modification of its rights and obligations hereunder unless the same shall be consented to by the Escrow Agent in writing. The Escrow Agent shall be entitled to rely upon any judgment, certification, demand or other writing delivered to it pursuant to this Escrow Agreement without being required to determine the authenticity or the correctness of any facts stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgment.
     4.2 The Escrow Agent shall not be under any duty to give the property held by it hereunder any greater care than it gives its own similar property.
     4.3 The Escrow Agent may act in reliance upon any instrument or signature believed by it in its reasonable judgment to be genuine, and it may assume, acting reasonably, that any person purporting to give any notice or make any statement in connection with the provisions hereof has been duly authorized to do so.
     4.4 The Escrow Agent may act in reliance upon advice of counsel in reference to any matter connected herewith, and shall not be liable for any mistake of fact or error of judgment, or for any acts or omissions of any kind except as such act or omission constitutes gross negligence, intentional misconduct or fraud on the part of the Escrow Agent.
     4.5 Any liability of the Escrow Agent will be limited to the amount of fees paid hereunder.
     4.6 This Escrow Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent hereto. Except as otherwise expressly provided in this Escrow Agreement, the Escrow Agent shall not refer to, and shall not be bound by, the provisions of any other agreement.

     4.7 Except with respect to claims based upon the Escrow Agent's gross negligence, fraud or intentional misconduct, WG and Opunosa shall jointly and severally indemnify and hold harmless the Indemnified Persons to the fullest extent legally possible against all losses, claims, liabilities, costs, charges, expenses, actions or demands whatever or howsoever incurred which any Indemnified Person may incur or which may be made against any Indemnified Person. For the purposes of this Clause, "Indemnified Person" shall mean Daniel Stewart or any subsidiary or holding company of Daniel Stewart or any subsidiary of such holding company, or any of their respective directors, officers, agents, advisers and employees arising out of or relating to this Escrow Agreement or Escrow Agent's performance hereunder, such indemnification to include all costs and expenses incurred by the Escrow Agent, including, but not limited to, reasonable attorneys' fees and expenses.

     4.8 The Escrow Agent shall not be required to institute or defend any action involving any matters referred to in this Escrow Agreement or which affect it or its duties or liabilities under this Escrow Agreement.

     4.9 The Escrow Agent may resign as such following the giving of thirty (30) days prior written notice to WG and Opunosa. In such event, the duties of the Escrow Agent shall terminate thirty (30) days after the date of such notice (or such earlier date as may be mutually agreeable), and the Escrow Agent shall then deliver the balance of the Escrow Shares then in its possession to such successor escrow agent as shall be appointed by the parties hereto as evidenced by a written notice filed with the Escrow Agent. If the parties hereto are unable to agree upon a successor or shall have failed to appoint a successor prior to the expiration of thirty (30) days following the date of any notice of resignation or removal, then the acting Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or other appropriate relief, and any such resulting appointment shall be binding upon all the parties hereto.

     4.10 Upon termination of this Escrow Agreement, the Escrow Agent may request from any and all of the parties such additional assurances, certificates, satisfactions, releases and/or other documents as it may reasonably deem appropriate to evidence the termination of this Escrow Agreement and the other parties shall deliver the same to the Escrow Agent as soon as reasonably practicable.

     4.11 Opunosa acknowledges that Daniel Stewart & Co. is Nominated Advisor to WG, and that the Escrow Agent's performance of its duties hereunder as Escrow Agent shall in no way preclude Daniel Stewart & Co. from continuing to act in that capacity for WG with respect to the terms of the MPA, any related document, or any other transaction.

5. Notices. Any notice, direction, request, instruction, legal process or other instrument to be given or served hereunder shall be in writing and shall be delivered by courier service to all parties at the following addresses:

         To WG:
         With a copy to:

         To Opunosa:
         With a copy to:

         To Escrow Agent:
         With a copy to:
Any party may change its address by written notice to each of the other parties given in the manner specified in this Article 5.

6.   Miscellaneous:
     6.1 The parties agree that this Escrow Agreement shall be governed by and construed in accordance with the laws of England and Wales.
     6.2 The parties agree that any action concerning any and all claims, disputes or controversies arising out of or relating to this Escrow Agreement shall only be commenced in England. The parties further agree to accept service of any pleadings (and such service shall be valid) if made to the respective parties at the addresses and in the manner set forth in Article 5 of this Escrow Agreement.

     6.3 WG and Opunosa agree to execute and deliver any and all documents and to take such further action as shall be reasonably required to effectuate the provisions of this Escrow Agreement.
     6.4 This Escrow Agreement contains the entire understanding of the parties with respect to the subject matter contained herein and shall not be modified except by a writing signed by all the parties.
     6.5 This Escrow Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.
     6.6 This Escrow Agreement may be executed in one or more counterparts, all of which when taken together shall comprise one instrument.

     IN WITNESS WHEREOF, the parties have executed this Escrow Agreement the day and year first above written. WORLD GAMING plc


                                    By:
                                    Name Printed:
                                    Title:



                                    OPUNOSA INVESTMENT INC.


                                    By:
                                    Name Printed:
                                    Title:




                                    DANIEL STEWART & CO.


                                    By:
                                    Name Printed:
                                    Title:

                                   EXHIBIT "A"
                                   -----------


CLOSING BALANCE SHEET PRO FORMA
AND NET ASSET POSITION

                                                                      Balances            Calculation

                                                                      Per                 of Net

                                                                      Completion          Asset

                                                                      Balance             Position

                                                                      Sheet

                                                                      $                   $

Intangible assets                                                     x                   nil



Trade and other receivables

       Trade receivables (net of provision for bad

       Debts)                                                         x                   x

       Other receivables                                              x                   -

       Prepayments and accrued income                                 x                   x



Cash and cash equivalents

       Cash at bank                                                   x                   -

       Cash in escrow accounts (security deposits)                    x                   x

       Cash in third party (customer deposits)*                       x                   x



       Total Assets                                                   x



Capital and Reserves                                                  (x)                 -



Trade and other payables

       Trade payables                                                 (x)                 (x)

           Other payables                                                 (x)              -

       Accruals and deferred income                                   (x)                (x)

                                                                      --                  --

                                                                      (x)



NET ASSET POSITION                                                                        (x)
------------------                                                                      -----



*i.e. held by FINCORP PROPIEDADES F.P. S.A. (No. 3-1-101-243760), a company duly incorporated under the laws of Costa Rica whose registered office is at San Pedro, Montes de Oca, Costado Oeste de la Facultad de Derechos, UCR, Edificio Equus, 5T0 PISO, Costa Rica

                                                                      EXHIBIT B

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value (pound) .002.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of December, 2005.

                                           OPUNOSA INVESTMENT INC.


                                           /s/ Jose E. Silva
                                           --------------------------
                                           Name:  Jose E. Silva
                                           Title: President


                                           /s/ Dianeth de Ospino
                                           --------------------------
                                           Name:  Dianeth de Ospino
                                           Title: Secretary


                                           VLADIHILL PROPERTIES INC.


                                           /s/ Jose E. Silva
                                           --------------------------
                                           Name:  Jose E. Silva
                                           Title: President



                                           /s/ Dianeth de Ospino
                                           --------------------------
                                           Name:  Dianeth de Ospino
                                           Title: Secretary